SECOND QUARTER REPORT	JUNE 30, 2013

Funds from operations (“FFO”) was $162 million or $0.28 per diluted common share for the quarter ended June 30, 2013, or $171 million or $0.30 per diluted common share prior to one-time items that compares with $171 million or $0.30 per diluted common share during the same period in 2012.

Net income attributable to common shareholders in the second quarter of 2013 was $441 million or $0.78 per diluted share, compared with $217 million or $0.38 per diluted share in the second quarter of 2012.

Commercial property net operating income for the second quarter of 2013 increased to $344 million, compared with $342 million in the second quarter of 2012. Same property net operating income during the second quarter of 2013 increased by 1.9%, compared with the same period in the prior year.

Common equity per share at June 30, 2013 increased to $20.53 from $19.80 as at December 31, 2012, and earned a total return of $1.51 per diluted share representing a 15% annualized return on opening common equity per share.

OUTLOOK

The second quarter of 2013 marked a new phase of growth for Brookfield Office Properties as we announced the proposed acquisition of the MPG portfolio in Los Angeles and advanced the construction of the second tower at Brookfield Place Perth.

HIGHLIGHTS OF THE SECOND QUARTER

Leased 1.6 million square feet of space during the quarter at an average net rent of $29.41 per square foot, representing an 11% increase over expiring net rents in the period. The portfolio occupancy rate finished the quarter at 91.7%.

Leasing highlights from the second quarter include:

Washington, DC – 619,000 square feet

•	A four-year renewal with TSA for 548,000 square feet at 601 & 701 S. 12th Streets (Arlington, VA)

New York – 286,000 square feet

•	A three-year new lease with AIG Employee Services for 68,000 square feet at One New York Plaza
•	A 15-year new lease with Hunter Roberts Construction Group for 43,000 square feet at 225 Liberty St.

Houston – 180,000 square feet

•	A four-year expansion with Chevron for 72,000 square feet at 1600 Smith St.
•	A 10-year renewal with Sequent Energy for 46,000 square feet at Two Allen Center

Los Angeles – 147,000 square feet

•	A seven-year renewal with Wells Fargo Bank for 66,000 square feet at Landmark Square
•	A 10-year new lease with Zara USA for 27,000 square feet at FIGat7th retail center

Toronto – 130,000 square feet

•	A 10-year renewal with The Toronto Board of Trade for 36,000 square feet at First Canadian Place
•	A five-year new lease with Vision Critical Communications for 32,000 square feet at Hudson’s Bay Centre

Advanced MPG Office Trust acquisition following a vote in favor of the transaction by MPG common shareholders. 97% of votes cast (representing 73% of total outstanding MPG common shares) voted to approve MPG’s merger into BPO. The transaction is expected to close in the third quarter.

Commenced development of phase one of Brookfield Place Calgary with a lease commitment from anchor tenant Cenovus Energy for one million square feet of the project’s 1.4-million-square-foot east tower, subsequent to quarter-end.

Brookfield Office Properties

Commenced development of Brookfield Place Tower 2 in Perth this June with tenant pre-commitments for approximately 40% of the 16-level, 366,000-square-foot premium-grade office tower. Construction is expected to be completed in late 2015.

Completed London portfolio acquisition with the closing of the final two buildings from the Hammerson portfolio, 125 Old Broad Street and Leadenhall Court.

Entered into JV agreement on residential portion of Principal Place development in Shoreditch area of London, subsequent to quarter-end. A 50:50 joint venture was formed with leading international residential specialist Concord Pacific on the 50-story residential tower planned at the mixed-use project, at a premium to our original investment.

Sold 89% of our investment in Puddle Dock, London, acquired as part of the Hammerson portfolio, at a 50% premium to our original investment.

Completed approximately 191,000 sq. ft. of leasing at Brookfield Place New York subsequent to quarter-end. Includes 99,000 square feet to Scotiabank, 55,000 square feet to Oppenheimer, and 37,000 square feet to Equinox.

Closed on $1 billion financing at Brookfield Place New York for 225 Liberty St. and 250 Vesey St. through a consortium of banks that provided $800 million in initial financing with the ability to draw an additional $200 million. The term of the floating rate, 1 Month Libor + 3.25%, loan is three years (June 2016), with two one-year extension options available.

Richard B. Clark	Dennis H. Friedrich
Chairman	Chief Executive Officer

July 26, 2013

2	Q2/2013 Interim Report

Commercial Properties Portfolio

			Assets Under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet in 000’s)	Number OF PROPERTIES	leased %	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
U.S. PROPERTIES
New York Midtown
300 Madison Avenue	1	100.0	1,104	30	1,134	14	1,148	100	1,134	1,148	1,128	1,142
245 Park Avenue(4)	1	91.4	1,719	68	1,787	—	1,787	51	911	911	906	906
450 West 33rd Street(4)	1	78.0	1,684	81	1,765	27	1,792	75	1,324	1,344	1,324	1,344
The Grace Building(4,5)	1	84.0	1,531	26	1,557	65	1,622	42	656	684	656	684
	4	87.3	6,038	205	6,243	106	6,349	64	4,025	4,087	4,014	4,076
New York downtown
Brookfield Place, New York
200 Liberty Street	1	94.6	1,607	52	1,659	80	1,739	100	1,659	1,739	1,649	1,729
225 Liberty Street	1	100.0	2,475	35	2,510	196	2,706	100	2,510	2,706	2,495	2,690
200 Vesey Street	1	99.6	1,246	6	1,252	2	1,254	100	1,252	1,254	1,245	1,246
250 Vesey Street	1	99.8	1,756	43	1,799	194	1,993	100	1,799	1,993	1,788	1,981
Retail and Winter Garden		49.4	—	162	162	6	168	100	162	168	162	167
One Liberty Plaza	1	99.4	2,338	8	2,346	—	2,346	100	2,346	2,346	2,332	2,332
One New York Plaza(5)	1	82.1	2,553	24	2,577	63	2,640	84	2,172	2,225	2,172	2,225
	6	94.6	11,975	330	12,305	541	12,846	97	11,900	12,431	11,843	12,370
Boston
75 State Street	1	74.3	771	25	796	236	1,032	100	796	1,032	791	1,025
	1	74.3	771	25	796	236	1,032	100	796	1,032	791	1,025
Washington, D.C.
1625 Eye Street	1	96.4	376	9	385	150	535	10	38	54	38	54
701 9th Street	1	100.0	364	—	364	145	509	100	364	509	362	506
799 9th Street	1	5.2	191	11	202	55	257	100	202	257	202	257
Potomac Tower	1	95.5	238	—	238	148	386	100	238	386	236	384
601 South 12th Street	1	100.0	305	—	305	179	484	100	305	484	305	484
701 South 12th Street	1	100.0	249	—	249	178	427	100	249	427	249	427
77 K Street	1	93.4	321	4	325	86	411	100	325	411	323	408
650 Massachusetts Avenue	1	93.0	286	26	312	93	405	100	312	405	312	405
Three Bethesda Metro Center	1	91.9	366	2	368	457	825	100	368	825	368	825
Victor Building(4,5)	1	96.2	294	22	316	114	430	42	133	181	133	181
1200 K Street(5)	1	100.0	366	2	368	119	487	84	310	410	310	410
1250 Connecticut Avenue(5)	1	99.7	162	18	180	57	237	84	152	200	152	200
1400 K Street(5)	1	95.8	177	10	187	87	274	84	158	231	158	231
2000 L Street(5)	1	95.2	309	67	376	124	500	84	317	421	317	421
2001 M Street(5)	1	5.3	191	27	218	90	308	84	183	260	183	260
2401 Pennsylvania Avenue(5)	1	88.2	57	18	75	38	113	84	64	96	64	96
Bethesda Crescent(5)	3	92.8	240	22	262	148	410	84	221	346	221	346
One Reston Crescent(5)	1	100.0	185	—	185	272	457	84	156	385	156	385
Silver Spring Metro Plaza(5)	3	80.1	637	41	678	182	860	84	571	725	571	725
Sunrise Tech Park(5)	4	90.4	315	—	315	325	640	84	266	540	266	540
Two Ballston Plaza(5)	1	89.8	203	16	219	127	346	84	185	292	185	292
1550 & 1560 Wilson Boulevard(5)	2	72.5	247	33	280	164	444	84	236	374	236	374
Two Reston Crescent(5)	1	100.0	182	3	185	233	418	84	156	353	156	353
	31	87.5	6,261	331	6,592	3,571	10,163	84	5,509	8,572	5,503	8,564
los angeles
601 Figueroa(5)	1	89.4	1,032	7	1,039	272	1,311	84	876	1,105	876	1,105
Bank of America Plaza(5)	1	93.8	1,381	24	1,405	801	2,206	84	1,185	1,860	1,185	1,860
Ernst & Young Tower(5)	1	82.1	904	330	1,234	866	2,100	84	1,040	1,770	1,040	1,770
Marina Towers(4,5)	2	92.6	356	15	371	389	760	42	156	320	156	320
	5	89.0	3,673	376	4,049	2,328	6,377	79	3,257	5,055	3,257	5,055

(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including Brookfield Financial Properties L.P. of 0.6%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund. Brookfield Heritage Partners LLC and 1801 California Street are also presented net of non-controlling interests
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Increased parking square feet to reflect application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents jointly controlled interest
(5)	Represents U.S. Office Fund asset

Brookfield Office Properties	3

			Assets Under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet in 000’s)	number OF PROPERTIES	leased %	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
U.S. PROPERTIES CONTINUED
Houston
1201 Louisiana Street	1	87.1	822	10	832	62	894	100	832	894	832	894
Heritage Plaza	1	96.1	1,123	12	1,135	699	1,834	51	579	935	579	935
One Allen Center(4)	1	65.1	915	65	980	46	1,026	84	826	865	826	865
Two Allen Center(4)	1	96.9	979	7	986	59	1,045	84	831	881	831	881
Three Allen Center(4)	1	89.6	1,173	—	1,173	89	1,262	84	988	1,063	988	1,063
1600 Smith Street(4)	1	86.1	1,049	18	1,067	933	2,000	84	899	1,686	899	1,686
Continental Center II(4)	1	95.0	423	5	428	196	624	84	361	526	361	526
500 Jefferson Street(4)	1	97.8	352	10	362	126	488	84	305	412	305	412
	8	88.2	6,836	127	6,963	2,210	9,173	79	5,621	7,262	5,621	7,262
Denver
Republic Plaza	1	95.3	1,279	48	1,327	511	1,838	100	1,327	1,838	1,327	1,838
1801 California Street	1	42.4	1,316	—	1,316	581	1,897	51	671	968	671	968
	2	69.0	2,595	48	2,643	1,092	3,735	75	1,998	2,806	1,998	2,806
SEATTLE
Metropolitan Park East & West	2	85.8	696	3	699	157	856	100	699	856	699	856
	2	85.8	696	3	699	157	856	100	699	856	699	856
Subtotal U.S. Properties	59	88.4	38,845	1,445	40,290	10,241	50,531	83	33,805	42,101	33,726	42,014
Held for Sale
Landmark Square	1	88.8	420	23	443	464	907	84	374	764	374	764
Total U.S. Properties	60	88.4	39,265	1,468	40,733	10,705	51,438	83	34,179	42,865	34,100	42,778

(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including Brookfield Financial Properties L.P. of 0.6%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund. Brookfield Heritage Partners LLC and 1801 California Street are also presented net of non-controlling interests
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Increased parking square feet to reflect application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents U.S. Office Fund asset

			Assets under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet in 000’s)	number of properties	leased %	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
Canadian Properties
toronto
Brookfield Place, Toronto
Bay Wellington Tower	1	99.2	1,297	44	1,341	68	1,409	100	1,341	1,409	1,113	1,170
Retail and Parking	1	96.4	—	52	52	503	555	56	26	308	22	257
22 Front Street	1	100.0	137	7	144	2	146	100	144	146	120	121
Exchange Tower	1	91.1	962	68	1,030	203	1,233	50	515	617	433	518
105 Adelaide	1	88.7	177	7	184	32	216	100	184	216	152	179
Hudson’s Bay Centre	1	99.5	533	212	745	175	920	100	745	920	618	764
Queen’s Quay Terminal	1	98.2	429	55	484	27	511	100	484	511	402	424
HSBC Building	1	100.0	194	—	194	34	228	100	194	228	161	190
First Canadian Place(4)	1	90.6	2,380	241	2,621	215	2,836	25	655	709	550	596
Bay Adelaide West	1	96.8	1,156	35	1,191	408	1,599	100	1,191	1,599	989	1,328
151 Yonge Street(4)	1	82.1	289	11	300	113	413	25	75	103	63	87
2 Queen Street East(4)	1	100.0	448	16	464	71	535	25	116	134	97	112
	12	94.6	8,002	748	8,750	1,851	10,601	65	5,670	6,900	4,720	5,746
calgary
Bankers Hall	3	99.7	1,939	223	2,162	482	2,644	50	1,081	1,322	908	1,111
Bankers Court	1	100.0	257	7	264	70	334	50	132	167	111	140
Suncor Energy Centre	2	99.7	1,706	26	1,732	348	2,080	50	866	1,040	727	874
Fifth Avenue Place	2	99.8	1,428	49	1,477	294	1,771	50	739	886	620	744
	8	99.7	5,330	305	5,635	1,194	6,829	50	2,818	3,415	2,366	2,869
ottawa
Place de Ville I(4)	2	99.9	571	11	582	365	947	25	146	237	122	199
Place de Ville II(4)	2	99.2	598	12	610	329	939	25	153	235	128	197
Jean Edmonds Towers(4)	2	100.0	542	10	552	110	662	25	138	166	116	139
	6	99.7	1,711	33	1,744	804	2,548	25	437	638	366	535
VANCOUVER
Royal Centre	1	97.2	488	94	582	258	840	100	582	840	483	697
	1	97.2	488	94	582	258	840	100	582	840	483	697
OTHER
Other	1	100.0	—	3	3	—	3	100	3	3	2	2
	1	100.0	—	3	3	—	3	100	3	3	2	2
Total Canadian Properties	28	96.9	15,531	1,183	16,714	4,107	20,821	57	9,510	11,796	7,937	9,849

(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including Brookfield Canada Office Properties of 16.7%
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Increased parking square feet to reflect application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents Canadian Office Fund asset

4	Q2/2013 Interim Report

			assets under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet in 000’s)	number of properties	leased %	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
Australian Properties
sydney
One Shelley Street	1	100.0	330	25	355	37	392	100	355	392	355	392
KPMG Tower	1	100.0	299	4	303	15	318	50	151	159	151	159
NAB House(4)	1	99.1	424	6	430	31	461	25	108	115	108	115
IAG House(4)	1	100.0	382	35	417	11	428	50	209	214	209	214
E&Y Centre(4,5)	1	96.5	731	1	732	55	787	50	366	394	293	316
Darling Park Complex(4)	3	98.8	1,098	112	1,210	119	1,329	30	363	399	363	399
American Express House(5)	1	100.0	156	5	161	10	171	100	161	171	129	137
World Square Retail	2	95.0	—	176	176	77	253	50	88	126	88	126
52 Goulburn Street	1	100.0	247	1	248	29	277	50	124	139	124	139
King Street Wharf Retail	1	95.4	—	61	61	—	61	100	61	61	61	61
	13	98.6	3,667	426	4,093	384	4,477	48	1,986	2,170	1,881	2,058
melbourne
Southern Cross East Tower(5)	1	100.0	839	19	858	133	991	100	858	991	816	942
Southern Cross West Tower(5)	1	100.0	495	14	509	—	509	100	509	509	459	459
Bourke Place Trust(4)	1	96.9	679	26	705	106	811	43	303	349	303	349
	3	98.9	2,013	59	2,072	239	2,311	80	1,670	1,849	1,578	1,750
Perth
235 St Georges Terrace	1	100.0	192	—	192	14	206	50	96	103	96	103
108 St Georges Terrace(5)	1	99.8	405	15	420	17	437	50	210	218	168	175
Brookfield Place, Perth	1	99.7	834	90	924	29	953	100	924	953	924	953
	3	99.8	1,431	105	1,536	60	1,596	80	1,230	1,274	1,188	1,231
Total Australian Properties	19	98.9	7,111	590	7,701	683	8,384	63	4,886	5,293	4,647	5,039

(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including Brookfield Prime Property Fund (“Prime”) of 19.5%
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Increased parking square feet to reflect application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents jointly controlled interest
(5)	Represents Prime asset

			Assets Under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet in 000’s)	number OF PROPERTIES	leased %	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
U.K. PROPERTIES
LONDON
99 Bishopsgate	1	61.5	331	6	337	2	339	100	337	339	337	339
Shoreditch	1	82.2	22	1	23	2	25	100	23	25	23	25
125 Old Broad Street(4)	1	100.0	311	8	319	10	329	50	160	165	160	165
Leadenhall Court	1	100.0	109	—	109	—	109	100	109	109	109	109
Total U.K. Properties	4	83.0	773	15	788	14	802	80	629	638	629	638

TOTAL PROPERTIES	111	91.7	62,680	3,256	65,936	15,509	81,445	74	49,204	60,592	47,313	58,304
(1)	Reflects Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries
(2)	Reflects Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Increased parking square feet to reflect application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents jointly controlled interest

Brookfield Office Properties	5

Contents

Management’s Discussion and Analysis of Financial Results

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	8

PART II – FINANCIAL STATEMENT ANALYSIS	16

PART III – RISKS AND UNCERTAINTIES	43

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	49

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	52

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	57

SHAREHOLDER INFORMATION	74

CORPORATE INFORMATION	75

6	Q2/2013 Interim Report

FORWARD-LOOKING STATEMENTS

This interim report to shareholders, particularly the section entitled Management’s Discussion and Analysis of Financial Results, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; risks and factors relating to the proposed transaction with MPG Office Trust, Inc. (“MPG”) including, but not limited to, the possibility that various closing conditions for the transaction may not be satisfied or waived; failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of Brookfield Office Properties and MPG; the outcome of litigation which may arise in connection with the transaction; and the impact of legislative, regulatory and competitive changes and other risk factors relating to the real estate industry, as detailed from time to time in documents filed by Brookfield Office Properties with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Important Information

This interim report to shareholders is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities or the registration of any securities. The solicitation and the offer to buy shares of MPG preferred stock is being made pursuant to a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials filed by Brookfield Office Properties and a subsidiary with the U.S. Securities and Exchange Commission (“SEC”) on June 14, 2013, as amended from time to time. MPG has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the SEC. In addition, Brookfield DTLA Fund Office Trust Investor Inc. (“Sub REIT”), a company that has been established in connection with the transaction, has filed an initial registration statement with the SEC relating to preferred stock of Sub REIT that will be issued to holders of existing MPG preferred stock who do not tender into the tender offer. INVESTORS AND HOLDERS OF PREFERRED STOCK ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS THE REGISTRATION STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SUB REIT THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES.

All of those materials (and all other materials filed or furnished by MPG, Brookfield Office Properties or Sub REIT with the SEC) are available at no charge from the SEC through its website at www.sec.gov. The Schedule TO (including the offer to purchase and related materials), the Schedule 14D-9 (including the solicitation/recommendation statement) and the registration statement may also be obtained for free by contacting MacKenzie Partners, Inc., the Information Agent for the tender offer, toll free at (800) 322-2885.

Brookfield Office Properties	7

Management’s Discussion and Analysis of Financial Results

July 26, 2013

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Financial data included in Management’s Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2013, includes material information up to July 26, 2013. Financial data provided has been prepared using accounting policies in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar references, unless otherwise stated, are in millions of U.S. dollars, except per share amounts. Amounts in Canadian dollars and Australian dollars are identified as “C$” and “A$,” respectively. Amounts in British pounds are identified as “GBP” or “£.”

The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Office Properties Inc. (“Brookfield Office Properties”) over the past three months as well as our financial position and future prospects. It should be read in conjunction with the condensed consolidated financial statements and appended notes, which begin on page 52 of this report. In Part II – Financial Statement Analysis of this MD&A, which begins on page 16, we review our operating performance and financial position as presented in our financial statements prepared in accordance with IFRS.

In our discussion of operating performance, we refer to commercial property net operating income, funds from operations (on a total and per share basis), total return (on a total and per share basis) and common equity per share. Commercial property net operating income, funds from operations, total return and common equity per share do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We define commercial property net operating income as revenue from commercial property operations less direct commercial property expense. Our definition of funds from operations includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of funds from operations such as the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment to reflect our interest in unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a real estate investment trust (“REIT”). Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. Common equity per share represents the book value of our common equity, adjusted for proceeds from the assumed exercise of all options outstanding, divided by total common shares outstanding, including potential common shares from the exercise of all options. In calculating common equity per share on a pre-tax basis, we adjust the book value of our common equity by adding back our net deferred tax liabilities.

Commercial property net operating income is an important measure that we use to assess operating performance and funds from operations is a widely used measure in analyzing the performance of real estate. We provide the components of commercial property net operating income on page 34 and a reconciliation of net income attributable to common shareholders to funds from operations on page 40. We reconcile funds from operations to net income attributable to common shareholders rather than cash flow from operating activities as we believe net income attributable to common shareholders is the most comparable measure. We provide a reconciliation of funds from operations to total return on page 40 and a reconciliation of shareholders’ equity to common equity per share on page 29. When calculating diluted funds from operations, total return and common equity per share in this MD&A, we exclude the effects of settling our capital securities through the issuance of common shares as our past practice has been to redeem our capital securities for cash rather than convert to common shares and our intention is to continue with this practice. This diluted calculation is not in accordance with IFRS. Diluted net income per share attributable to common shareholders is calculated in accordance with IFRS. We have included a reconciliation of diluted funds from operations and total return on page 40 and common equity per share on page 29 which shows the impact of excluding the effects of settling capital securities through the issuance of common shares on those measures.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS

Brookfield Office Properties is a publicly traded, global commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We own, develop and manage premier office properties in the United States, Canada, Australia and the United Kingdom. The portfolio consists of 111 properties totaling 81 million square feet that are either wholly owned, owned through property-level joint ventures or through two, fully invested, core office funds that were established since 2005 for the purpose of enhancing our position as a leading real estate asset manager.

At June 30, 2013, the carrying value of Brookfield Office Properties’ assets was $27.5 billion. During the three months ended June 30, 2013, we generated $441 million of net income attributable to shareholders ($0.78 per diluted common share) and $162 million of funds from operations ($0.28 per diluted (adjusted) common share). In addition, during the six months ended June 30, 2013, we increased our common equity per share, on a pre-tax basis, to $22.17 from $21.19 and earned a total return of $1.51 per diluted share representing a 14% annualized return.

8	Q2/2013 Interim Report

FINANCIAL HIGHLIGHTS

Brookfield Office Properties’ financial results are as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions, except per share information)	2013	2012	2013	2012
Results of operations
Commercial property revenue	$569	$549	$1,135	$1,057
Net income from continuing operations attributable to shareholders	441	224	716	571
Net income attributable to shareholders	441	217	716	569
Commercial property net operating income(1)	344	342	693	654
Funds from operations(1)	162	171	351	325
Total return(1,2)	455	290	770	705
Net income from continuing operations per share attributable to common shareholders – basic	0.83	0.41	1.34	1.07
Net income from continuing operations per share attributable to common shareholders – diluted	0.78	0.39	1.26	1.00
Net income per share attributable to common shareholders – basic	0.83	0.40	1.34	1.06
Net income per share attributable to common shareholders – diluted	0.78	0.38	1.26	1.00
Funds from operations per share – diluted (adjusted)(1,3)	0.28	0.30	0.61	0.57
Total return per share – diluted (adjusted)(1,2,3)	0.89	0.57	1.51	1.39
Common share dividends paid per share	0.14	0.14	0.28	0.28

			Jun. 30, 2013	Dec. 31, 2012
Balance sheet
Total assets			$27,541	$27,479
Commercial properties(4)			22,369	22,579
Commercial property debt(4)			11,674	11,512
Total non-current financial liabilities			10,651	10,853
Total shareholders’ equity			12,028	11,431
Common equity per share – diluted (pre-tax) (adjusted)(1,3,5)			22.17	21.19
Common equity per share – diluted (adjusted)(1,3)			20.53	19.80
(1)	Non-IFRS measure. Refer to page 14 for description of non-IFRS measures and reference to reconciliation to comparable IFRS measures
(2)	Net of non-controlling interests
(3)	Calculation includes potential common shares at June 30, 2013, December 31, 2012 and June 30, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 8
(4)	Includes commercial properties held for sale and associated liabilities
(5)	Excludes deferred tax liabilities

COMMERCIAL PROPERTY OPERATIONS

Our commercial property portfolio consists of interests in 111 properties totaling 81 million square feet, including 16 million square feet of parking and other. Our development portfolio comprises interests in 19 sites totaling 17 million square feet. Our primary markets are the financial, energy and government center cities of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa in North America as well as Sydney, Melbourne and Perth in Australia and London in the United Kingdom. Landmark assets include Brookfield Places in New York, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including refinancing mature properties and disposition of select mature or non-core assets; and

•	Advancing development assets as the economy rebounds and supply constraints create opportunities.

Our commercial property investments are held through wholly or partially owned subsidiaries, which are fully consolidated on our balance sheet, and through entities that we jointly control with our partners, for which we recognize our interests in the net assets of such entities following the equity method of accounting. We also recognize our investments in certain assets in Australia in the form of participating loan interests.

We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with these endeavors, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the Olympia & York portfolio. In 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio. In 2009 we co-sponsored with our ultimate parent company, Brookfield Asset Management Inc. (“BAM”), the Real Estate Turnaround Fund dedicated to investing in under-performing real estate and in 2012, we participated in an investment made by the BAM sponsored, Brookfield Strategic Real Estate Partners Fund. On April 25, 2013, we announced that our affiliates have entered into a definitive merger agreement with MPG Office Trust, Inc. (“MPG”) pursuant to which a newly formed fund will acquire MPG. Our participation in these funds is focused only on investments in the office sector. Of our 111 commercial office properties, 36 are wholly owned; 24 are held in property-level joint ventures, co-tenancies or through participating loan interests; and 51 are held in our funds.

Brookfield Office Properties	9

We believe that investing our liquidity with partners through joint ventures or funds enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, ongoing services.
•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.
•	Performance	Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include government and government agencies, Bank of America/Merrill Lynch, CIBC World Markets, Suncor Energy Inc., Bank of Montreal, Morgan Stanley and Royal Bank of Canada. A detailed list of major tenants is included in Part III – Risks and Uncertainties of this MD&A, which begins on page 43.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, only 6% of our leases, on average, mature annually over the next five years.

10	Q2/2013 Interim Report

Our average remaining lease term is seven years. The following is a breakdown of lease maturities in our portfolio, including joint ventures, joint operations and interests in assets held through participating loan interests, by region with associated in-place rental rates as of June 30, 2013:

	Current	2013		2014		2015		2016
	(000’s Sq. Ft.)	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent
U.S. Properties
Midtown New York	791	64	$38	19	$93	401	$28	329	$22
Downtown New York	658	3,006	36	342	30	765	21	518	25
Washington, D.C.	823	90	23	994	27	412	30	301	28
Los Angeles	492	106	26	201	24	271	23	431	28
Houston	824	98	20	386	18	656	18	256	21
Boston	204	—	—	13	37	9	33	5	41
Denver	821	13	9	183	22	140	22	177	24
Seattle	99	—	—	21	24	95	19	79	23
	4,712	3,377	$35	2,159	$26	2,749	$23	2,096	$25
Canadian Properties
Toronto	475	119	$29	278	$30	506	$30	836	$28
Calgary	16	23	30	42	37	215	29	756	21
Ottawa	5	1,148	19	10	26	546	14	9	22
Other	16	84	12	10	26	35	26	77	25
	512	1,374	$20	340	$30	1,302	$23	1,678	$24
Australian Properties
Sydney	57	106	$69	109	$66	586	$58	808	$59
Melbourne	23	25	56	86	44	152	43	106	48
Perth	4	—	—	272	59	9	72	12	69
	84	131	$66	467	$58	747	$55	926	$58
U.K. Properties
London	133	—	—	124	$94	6	$21	71	$75
	133	—	—	124	$94	6	$21	71	$75
Total	5,441	4,882	$31	3,090	$34	4,804	$28	4,771	$32
Total % expiring	8.3%	7.4%		4.7%		7.3%		7.2%
Beginning of year	8.0%	10.4%		5.5%		7.7%		7.1%
Difference	0.3%	-3.0%		-0.8%		-0.4%		0.1%

	2017		2018		2019		Beyond		Total
	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)
U.S. Properties
Midtown New York	54	$57	272	$29	824	$42	3,489	$55	6,243
Downtown New York	647	29	78	26	9	46	6,282	36	12,305
Washington, D.C.	213	29	1,491	36	316	36	1,952	42	6,592
Los Angeles	284	27	689	26	341	31	1,677	27	4,492
Houston	739	22	417	19	316	20	3,271	22	6,963
Boston	16	20	254	23	23	32	272	29	796
Denver	217	15	100	22	520	22	472	24	2,643
Seattle	168	26	93	24	8	27	136	22	699
	2,338	$26	3,394	$29	2,357	$32	17,551	$36	40,733
Canadian Properties
Toronto	539	$29	486	$29	631	$27	4,880	$28	8,750
Calgary	65	27	225	35	99	41	4,194	33	5,635
Ottawa	8	17	—	—	—	—	18	24	1,744
Other	20	27	26	36	37	25	280	21	585
	632	$28	737	$31	767	$28	9,372	$30	16,714
Australian Properties
Sydney	120	$62	696	$62	75	$93	1,536	$82	4,093
Melbourne	153	49	30	43	513	40	984	53	2,072
Perth	88	57	14	79	220	60	917	86	1,536
	361	$55	740	$62	808	$51	3,437	$75	7,701
U.K. Properties
London	—	—	6	$88	93	$67	355	$103	788
	—	—	6	$88	93	$67	355	$103	788
Total	3,331	$29	4,877	$35	4,025	$36	30,715	$40	65,936
Total % expiring	5.1%		7.4%		6.1%		46.5%		100.0%
Beginning of year	4.9%		6.2%		5.8%		44.4%		100.0%
Difference	0.2%		1.2%		0.3%		2.1%

Brookfield Office Properties	11

Our Canadian Office Fund, which consists of 10 properties in Toronto and Ottawa, is a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint arrangements and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We account for our interest in this fund by recognizing our proportionate share of the assets, liabilities and results of operations of the properties.

Our U.S. Office Fund, which consists of 36 properties in New York, Washington, D.C., Houston and Los Angeles, and 2.9 million square feet of development sites, which we lead and manage, invests through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. Our 84.3% interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC which is reflected as a consolidated subsidiary in our condensed consolidated financial statements.

In the third quarter of 2010, we acquired an interest in a portfolio of properties in Australia (the “Australian portfolio”) through an investment of A$1.6 billion in exchange for participating loan interests that provide us with an interest in the results of operations and changes in fair values of the properties. These participating loan interests are convertible by us at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the properties (the “property subsidiaries”). Certain of these participating loan interests provide us with control or joint control over the property subsidiaries and are consolidated or equity accounted as joint ventures, accordingly. Where the participating loan interests do not provide us with control over a property subsidiary, they are presented as participating loan interests. As a result of this arrangement, we also hold an 80.5% controlling interest in Brookfield Prime Property Fund (“Prime”), an entity that holds direct ownership interest in certain of the properties in the Australian portfolio, and we have recognized the non-controlling interests in the net assets of Prime in equity.

In 2012, we agreed to acquire a portfolio of assets in the United Kingdom from Hammerson plc. The portfolio consists of three major operating assets as well as two commercial developments and certain additional smaller assets, all located in the City of London. The operating property located at 99 Bishopsgate and a group of smaller assets closed on September 28, 2012. The remaining assets, including a 50% interest in 125 Old Broad Street, Leadenhall Court and Principal Place, closed in June 2013.

12	Q2/2013 Interim Report

COMMERCIAL DEVELOPMENT

We hold interests in 17 million square feet of high-quality, centrally-located development sites. With the exception of Manhattan West in New York, Bay Adelaide East in Toronto, Brookfield Place East Tower in Calgary and Brookfield Place Tower 2 in Perth, these development sites are in planning stages. We will seek to monetize these sites through development only when we meet our risk-adjusted return hurdles and when we achieve pre-leasing targets.

The following table summarizes our commercial developments at June 30, 2013:

							Proportionate
							net of Non-
			Number		Assets Under		Controlling
(Square feet in 000’s)	Region	Location	of Sites	Owned %	Management	Proportionate(1)	Interests(2)
Active developments
Manhattan West	New York	Between 31st and 33rd Street across from Moynihan train station	1	100%	5,000	5,000	5,000
Bay Adelaide East	Toronto	Bay and Adelaide Streets	1	100%	980	980	980
Brookfield Place East Tower	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	1,400	1,400	1,400
Brookfield Place Tower 2	Perth	16-story tower block adjacent to Brookfield Place	1	100%	366	366	366
Total active developments			4		7,746	7,746	7,746
Developments in planning
United States
1501 Tremont Place	Denver	One block from Republic Plaza	1	100%	733	733	733
Block 173	Denver	One block from Republic Plaza	1	100%	600	600	600
Reston Crescent(3)	Washington	36-acre landscaped campus adjacent to Reston, Virginia	1	84%	724	610	610
1500 Smith Street(3)	Houston	Between 1600 and 1400 Smith Street	1	84%	500	421	421
Five Allen Center(3)	Houston	A sky bridge connection to the Allen Center	1	84%	1,100	927	927
Allen Center Clay Street(3)	Houston	Located in the heart of the Allen Center/Cullen Center complex	1	84%	600	506	506
			6		4,257	3,797	3,797

Canada
Bay Adelaide North	Toronto	Bay and Adelaide Streets	1	100%	420	420	420
Brookfield Place III	Toronto	Third tower of current project	1	54%	800	432	432
Bankers West Parkade	Calgary	West parkade adjacent to Bankers Hall	1	50%	250	125	125
Brookfield Place West Tower	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	1,000	1,000	1,000
300 Queen Street(4)	Ottawa	Third phase of Place de Ville project	1	25%	577	144	144
			5		3,047	2,121	2,121

United Kingdom
100 Bishopsgate	London	Located in the central core of the City of London	1	88%	950	950	831
London Wall Place(5)	London	Located in the heart of the City of London financial district and close to the Bank of England	1	50%	500	250	250
Principal Place	London	Located on the City of London/Shoreditch border	2	100%	870	870	870
			4		2,320	2,070	1,951
Total developments in planning			15		9,624	7,988	7,869
Total commercial developments			19		17,370	15,734	15,615

(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries including, Brookfield Financial Properties L.P. (“BFP”) of 0.6%, Brookfield Canada Office Properties (“BOX”) of 16.7% and The 100 Bishopsgate Partnership (“100 Bishopsgate”) of 12.5%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Represents U.S. Office Fund assets
(4)	Represents Canadian Office Fund asset
(5)	Represents jointly controlled interest

Brookfield Office Properties	13

PERFORMANCE MEASUREMENT

The key indicators by which we measure our performance are:

•	Net income attributable to shareholders;

•	Commercial property net operating income;

•	Funds from operations;

•	Total return;

•	Common equity per share;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income attributable to common shareholders, commercial property net operating income, funds from operations and total return. Although net income attributable to common shareholders is calculated in accordance with IFRS, IFRS does not prescribe standardized meanings for commercial property net operating income, funds from operations and total return; therefore, they are unlikely to be comparable to similar measures presented by other companies. We provide the components of commercial property net operating income on page 34, a reconciliation of net income attributable to common shareholders to funds from operations as well as total return on page 40 and a reconciliation of shareholders’ equity to common equity per share on page 29 of this MD&A.

Net Income Attributable to Common Shareholders

Net income attributable to common shareholders is calculated in accordance with IFRS. Net income attributable to common shareholders is used as a key indicator in assessing the profitability of the company.

Commercial Property Net Operating Income

We define commercial property net operating income as revenue from commercial property operations less direct commercial property expense. Commercial property net operating income is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. We evaluate the performance of management by comparing the performance of the commercial property portfolio on a same property basis. Same property commercial property net operating income is defined as properties included in our consolidated results that we own and operate throughout both the current and prior period. Accordingly, same property results exclude properties acquired, sold, or reclassified from commercial development to commercial properties during each period and fees earned from management and other services provided to co-investors in our funds and commercial properties. We may also exclude from our same property results any property that is undergoing a redevelopment that may impact the comparability of the results between the current and prior period.

Funds from Operations

Our definition of funds from operations or “FFO” includes all of the adjustments that are outlined in the NAREIT definition of FFO such as the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment to reflect our interest in unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a REIT. These additional adjustments result in an FFO measure that is similar to that which would result if the company was organized as a REIT that determined net income in accordance with U.S. GAAP, which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income, which do not have a significant impact on the FFO measure reported.

Although funds from operations is a widely used measure to analyze real estate, we believe that net income attributable to common shareholders, commercial property net operating income and funds from operations are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide a reconciliation of funds from operations to net income attributable to common shareholders as we believe net income attributable to common shareholders is the most comparable measure.

Total Return

Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

14	Q2/2013 Interim Report

Common Equity per Share

Common equity per share represents the book value of our common equity, adjusted for proceeds from the assumed exercise of all options outstanding, divided by common shares outstanding, including potential common shares from the exercise of all options. We believe that common equity per share is the best indicator of our current financial position because it reflects our common equity adjusted for all inflows and outflows, including funds from operations and changes in the value of our investment properties. We also use common equity per share (pre-tax) in order to determine common equity per share excluding our deferred tax liabilities which we believe provides a measure comparable to organizations in our industry that are organized as REITs.

KEY PERFORMANCE DRIVERS

In addition to monitoring and analyzing performance in terms of net income attributable to common shareholders, commercial property net operating income, funds from operations and total return, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers include the availability of:

•	Debt capital at a cost and on terms conducive to our goals;

•	Equity capital at a reasonable cost;

•	New property acquisitions that fit into our strategic plan; and

•	Investors for dispositions of peak value or non-core assets.

Brookfield Office Properties	15

PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE

Our total asset carrying value was $27.5 billion at June 30, 2013, consistent with $27.5 billion at December 31, 2012.

The following is a summary of our assets:

(Millions)	Jun. 30, 2013	Dec. 31, 2012
Assets
Non-current assets
Investment properties
Commercial properties	$22,239	$22,442
Commercial developments	1,423	1,138
Equity accounted investments and participating loan interests
Investments in joint ventures	1,918	1,778
Investments in associates	125	156
Participating loan interests	590	628
Other non-current financial assets	200	209
	26,495	26,351
Current assets
Receivables and other assets	376	525
Restricted cash and deposits	86	103
Cash and cash equivalents	454	362
	916	990
Assets held for sale	130	138
Total assets	$27,541	$27,479

COMMERCIAL PROPERTIES

Commercial properties comprise our direct and indirect interests in wholly owned properties, as well as our proportionate share of properties held through joint operations.

The total fair value of our commercial properties was $22,239 million at June 30, 2013, a decrease of $203 million from the balance at December 31, 2012. The decrease is primarily attributable to a weakening Canadian and Australian dollar relative to the U.S. dollar and the reclassification of Landmark Square in Los Angeles to assets held for sale, offset by the recognition of valuation gains, capital expenditures and the acquisition of Leadenhall Court in London. The consolidated fair value of our commercial properties in the United States, Canada, Australia and the United Kingdom at June 30, 2013, is approximately $363 per square foot.

A breakdown of our consolidated commercial properties is as follows:

	Jun. 30, 2013			Dec. 31, 2012
(Millions, except per square feet)	Value	000’s Sq. Ft.	Value per Sq. Ft.	Value	000’s Sq. Ft.(1)	Value per Sq. Ft.
United States	$13,933	43,605	$320	$13,636	44,512	$306
Canada	4,861	11,796	412	5,130	11,796	435
Australia	2,965	5,293	560	3,249	5,293	614
United Kingdom	480	638	752	427	364	1,173
Total	$22,239	61,332	$363	$22,442	61,965	$362
(1)	Restated for re-measurements performed during the first quarter of 2013

16	Q2/2013 Interim Report

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following table:

	Jun. 30, 2013			Dec. 31, 2012
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	11.25%	6.50%	7.43%	10.75%	6.25%	7.32%
Terminal cap rate	9.00%	5.75%	6.34%	9.00%	5.75%	6.30%
Investment horizon (years)	21	4	11	21	4	11
Canada
Discount rate	7.75%	6.00%	6.44%	7.50%	6.00%	6.44%
Terminal cap rate	7.00%	5.25%	5.64%	7.00%	5.25%	5.64%
Investment horizon (years)	13	10	11	14	10	11
Australia
Discount rate	9.00%	8.00%	8.28%	9.75%	8.50%	8.84%
Terminal cap rate	9.00%	7.00%	7.07%	9.00%	7.00%	7.13%
Investment horizon (years)	10	10	10	10	10	10
United Kingdom
Discount rate	8.21%	7.00%	7.20%	7.20%	7.20%	7.20%
Terminal cap rate	5.75%	5.75%	5.67%	5.80%	5.80%	5.80%
Investment horizon (years)	10	10	10	10	10	10

Fair values are most sensitive to changes in discount rates and timing or variability of cashflows. A 25 basis-point decrease in the discount rate and a 25 basis-point decrease in the terminal capitalization rate will impact the fair value of commercial properties by $450 million or 2.0% and $596 million or 2.7%, respectively.

The aggregate fair value of $22,239 million at June 30, 2013 (December 31, 2012 – $22,442 million) implies a going-in capitalization rate of 5.6% (December 31, 2012 – 5.6%) based on 2013 commercial property net operating income, adjusted to exclude certain recurring fees and other income, such as lease termination income, that are commonly excluded in valuing properties using a direct capitalization rate.

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital allowance, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Capital expenditures for tenant improvements that enhance the value of our properties and leasing commissions are capitalized in the period incurred. For the three months and six months ended June 30, 2013, expenditures for these tenant installation costs totaled $52 million and $88 million, respectively, compared with $55 million and $73 million expended during the same period in 2012.

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three and six months ended June 30, 2013, totaled $30 million and $52 million, respectively, compared with $26 million and $43 million during the same period in 2012. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. Fluctuations in our capital expenditures vary by period based on required and planned expenditures on our properties. In the current period, we incurred costs related to elevator modifications, lobby and retail renovations and restroom upgrades at various properties. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. During the three and six months ended June 30, 2012, $5 million and $9 million of our total capital expenditures were recoverable, compared with $3 million and $7 million in the prior year.

The following table summarizes the changes in the carrying value of our commercial properties for the six months ended June 30, 2013:

(Millions)	Jun. 30, 2013
Commercial properties, beginning of period	$22,442
Fair value gains (losses)	366
Acquisitions	77
Reclassification to assets held for sale	(130)
Expenditures and other	208
Foreign currency translation	(724)
Commercial properties, end of period	$22,239

Brookfield Office Properties	17

COMMERCIAL DEVELOPMENTS

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $1,423 million at June 30, 2013, an increase of $285 million from the balance at December 31, 2012. The increase is primarily attributable to the acquisition of Principal Place in London and capital expenditures, offset by a weakening Canadian and Australian dollar relative to the U.S. dollar. Based on 17 million square feet of commercial developments at our owned interest, the value at June 30, 2013 represents approximately $82 per square foot.

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 17 million square feet of high-quality, centrally-located development properties in New York, Denver, Washington, D.C., Houston, Toronto, Calgary, Ottawa, Perth and London, we will undertake developments when we achieve our risk-adjusted returns and pre-leasing targets.

Expenditures for development of commercial properties totaled $80 million and $121 million, respectively, for the three and six months ended June 30, 2013 as compared with $112 million and $174 million during the same period in 2012. The decrease is primarily attributable to construction costs at Brookfield Place in Perth, which was under construction throughout the first quarter of 2012 and completed in the second quarter of 2012, as well as a decrease in the associated borrowing costs, offset by construction costs associated with our active development sites, Manhattan West in New York, Bay Adelaide East in Toronto, Brookfield Place East Tower in Calgary and Brookfield Place Tower 2 in Perth.

The details of development and redevelopment expenditures are as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Construction costs	$63	$88	$92	$121
Capitalized borrowing costs	13	17	23	43
Property taxes and other	4	7	6	10
Total development and redevelopment expenditures	$80	$112	$121	$174

The following table summarizes the changes in value of our commercial developments for the six months ended June 30, 2013:

(Millions)	Jun. 30, 2013
Commercial developments, beginning of period	$1,138
Fair value gains (losses)	76
Acquisitions	131
Expenditures and other	121
Foreign currency translation	(43)
Commercial developments, end of period	$1,423

18	Q2/2013 Interim Report

INVESTMENTS IN JOINT VENTURES

We have investments in joint arrangements that are joint ventures. These joint ventures hold individual commercial properties or developments that we own together with co-owners.

During the second quarter of 2013, we acquired a 50% interest in 125 Old Broad Street in London for £79 million, net of £64 million in commercial property debt.

At June 30, 2013, we had interests in a number of joint ventures which were accounted for following the equity method. These joint ventures own interests in the following assets:

		Ownership Interest
	Location	Jun. 30, 2013	Dec. 31, 2012
Commercial properties:
The Grace Building	Midtown, New York	50%	50%
Victor Building	Washington, D.C.	50%	50%
Marina Towers	Los Angeles	50%	50%
245 Park Avenue	Midtown, New York	51%	51%
450 West 33rd Street	Midtown, New York	75%	75%
E&Y Centre	Sydney	50%	50%
125 Old Broad Street	London	50%	―
Commercial developments:
London Wall Place	London	50%	50%

Summarized financial information in respect of our investment in these joint ventures is set out below:

(Millions)	Jun. 30, 2013	Dec. 31, 2012
Non-current assets
Commercial properties	$5,523	$5,080
Commercial developments	54	43
Current assets	128	130
Total assets	5,705	5,253
Non-current liabilities
Commercial property debt(1)	1,935	1,747
Current liabilities	46	49
Total liabilities	1,981	1,796
Net assets	$3,724	$3,457
Our share of net assets	$1,918	$1,778
(1)	Refer to page 25 for details of commercial property debt of our equity accounted investments

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Revenue	$95	$100	$187	$197
Expense	(54)	(47)	(104)	(97)
Earnings before fair value gains (losses)	41	53	83	100
Fair value gains (losses)	93	(16)	72	29
Net earnings	$134	$37	$155	$129
Our share of net earnings	$67	$19	$86	$65

Brookfield Office Properties	19

INVESTMENTS IN ASSOCIATES

We exercise significant influence over the following investments, which have been accounted for using the equity method:

(Millions)		Ownership Interest
Name of Investment	Principal activity	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012
BSREP Australia Trust	Investment properties	37.0%	41.2%	$112	$140
Brookfield Johnson Controls Canada	Facilities management	33.1%	39.9%	10	14
Oakridges	Residential development	23.8%	23.8%	3	2
Our net investment				$125	$156

On March 1, 2013, we sold a portion of our ownership interest in BSREP Australia Trust, the entity that owns the outstanding shares of the Wynyard Properties Holding Group, to a fund that is controlled by a subsidiary of Brookfield Property Partners L.P. (“BPY”), which owns approximately 51% of our voting shares, for cash proceeds of $8 million. The sale decreased our ownership interest in the associate from 41.2% to 38.8%. During the second quarter of 2013, we sold an additional portion of our ownership interest in BSREP Australia Trust to a fund that is controlled by a subsidiary of BPY for cash proceeds of $6 million. The sale further decreased our ownership interest in the associate to 37.0%.

Included in investments in associates is our interest in Brookfield Johnson Controls Canada (“BJCC”), formerly Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, which is a partnership between us and Johnson Controls. On February 1, 2013, BJCC was restructured. Our ownership interest in the associate effectively decreased from 39.9% to 33.1% and a subsidiary of BAM acquired a 16.8% ownership interest in the associate.

Investments in associates also includes our 23.8% investment in Oakridges, which is a residential development project in Toronto.

PARTICIPATING LOAN INTERESTS

Participating loan interests represent interests in certain properties in Australia that do not provide us with control over the entity that owns the underlying property. They are accounted for as loans and receivables and presented as participating loan interests on our consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 26, 2020, subject to our prior right to convert into direct ownership interest in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Jun. 30, 2013	Dec. 31, 2012
Darling Park Complex, Sydney	30%	$169	$178
IAG House, Sydney	50%	112	111
NAB House, Sydney	25%	112	122
Bourke Place Trust, Melbourne	43%	197	217
Total participating loan interests		$590	$628

Participating loan interests were $590 million at June 30, 2013, a decrease of $38 million from the balance at December 31, 2012. The decrease is primarily attributable to a weakening Australian dollar relative to the U.S. dollar, offset by valuation gains and repayments on commercial property debt associated with the underlying properties, which in turn increased the value of our participating loan interests in the underlying properties.

Included in the balance of participating loan interests is an embedded derivative representing our right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported in earnings as fair value gains. The carrying value of the embedded derivative at June 30, 2013 is $61 million (December 31, 2012 – $48 million). For the three and six months ended June 30, 2013, we recognized interest income of $10 million and $19 million, respectively, (2012 – $7 million and $14 million) on the participating loan interests and fair value gains on the associated embedded derivative of $14 million and $23 million, respectively, (2012 – fair value loss of $1 million and nil).

20	Q2/2013 Interim Report

Summarized financial information in respect of the properties underlying our investment in participating loan interests is set out below:

(Millions)	Jun. 30, 2013	Dec. 31, 2012
Non-current assets	$2,326	$2,570
Current assets	89	106
Total assets	2,415	2,676
Non-current liabilities	760	673
Current liabilities	32	274
Total liabilities	792	947
Net assets	$1,623	$1,729

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Revenue	$51	$53	$105	$108
Expense	(22)	(33)	(51)	(69)
Earnings before fair value gains (losses)	29	20	54	39
Fair value gains (losses)	36	(2)	59	3
Net earnings	$65	$18	$113	$42

OTHER NON-CURRENT FINANCIAL ASSETS

The components of other non-current financial assets are as follows:

(Millions)	Jun. 30, 2013	Dec. 31, 2012
Equity securities designated as available-for-sale (“AFS”)	$108	$105
Other loans receivable	92	104
Total other non-current financial assets	$200	$209

Equity securities designated as AFS

Equity securities designated as AFS include $108 million (December 31, 2012 – $105 million) representing our 10% common equity interest and $92 million preferred equity interest in 1625 Eye Street in Washington, D.C. The preferred equity securities, bearing a fixed dividend of 6.50%, are redeemable by the issuer at par in 2016 and are pledged as security for a loan payable to the issuer in the amount of $92 million (December 31, 2012 – $92 million) recognized in other non-current financial liabilities.

Other loans receivable

Other loans receivable includes a $92 million (December 31, 2012 – $104 million) receivable from BAM upon the earlier of the exercise of our option to convert our participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes. The decrease of $12 million from the balance at December 31, 2012 is entirely attributable to a weakening Australian dollar relative to the U.S. dollar.

RECEIVABLES AND OTHER ASSETS

Receivables and other assets was $376 million at June 30, 2013, a decrease of $149 million from the balance at December 31, 2012. The decrease is primarily attributable to the reclassification of the contribution previously made in relation to Principal Place in London to commercial developments upon acquisition of the investment property in addition to the repayment of a loan receivable from a subsidiary of BAM. This decrease was partially offset by an increase in tenant receivables due to timing.

The components of receivables and other assets are as follows:

(Millions)	Jun. 30, 2013	Dec. 31, 2012
Accounts receivable	$239	$195
Loan receivable from affiliate	―	75
Prepaid expenses and other assets	137	255
Total receivables and other assets	$376	$525

RESTRICTED CASH AND DEPOSITS

Cash and deposits are considered restricted when third parties impose limits that prevent the assets’ use for current purposes. Restricted cash and deposits was $86 million at June 30, 2013, a decrease of $17 million from the balance at December 31, 2012. The decrease is primarily attributable to the timing of restricted cash and deposits.

Brookfield Office Properties	21

CASH AND CASH EQUIVALENTS

We endeavor to maintain liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.

Cash and cash equivalents was $454 million at June 30, 2013, an increase of $92 million from the balance at December 31, 2012. The increase is primarily attributable to proceeds from refinancings and the disposition of RBC Plaza in Minneapolis, offset by the redemption of Class AAA Series F capital securities and the acquisition of a portfolio of assets in London.

ASSETS AND ASSOCIATED LIABILITIES HELD FOR SALE

During the second quarter of 2013, we reclassified Landmark Square in Los Angeles to assets held for sale upon entering into an agreement to dispose of the commercial property.

On January 31, 2013, we sold RBC Plaza in Minneapolis for $127 million, generating net proceeds of $53 million. RBC Plaza was presented in assets held for sale at December 31, 2012.

At December 31, 2012, the properties that comprise our Minneapolis portfolio were presented in assets held for sale. Since the portfolio represented a specific geographic market that we intended to exit, the corresponding revenues and expenses had been presented as discontinued operations in the statement of income.

(Millions)	Jun. 30, 2013	Dec. 31, 2012
Assets
Commercial properties	$130	$137
Receivables and other assets	―	1
Assets held for sale	$130	$138
Liabilities
Commercial property debt	$60	$64
Accounts payable and accrued liabilities	4	6
Liabilities associated with assets held for sale	$64	$70

22	Q2/2013 Interim Report

LIABILITIES AND EQUITY

Our asset base of $27.5 billion at June 30, 2013 is financed with a combination of debt, capital securities and preferred and common equity.

The following is a summary of our liabilities and shareholders’ equity:

(Millions)	Jun. 30, 2013	Dec. 31, 2012
Liabilities
Non-current liabilities
Commercial property debt	$9,664	$9,716
Capital securities	633	664
Other non-current financial liabilities	354	473
Deferred tax liabilities	865	732
	11,516	11,585
Current liabilities
Commercial property debt	1,950	1,732
Capital securities	―	202
Accounts payable and accrued liabilities	812	926
	2,762	2,860
Liabilities associated with assets held for sale	64	70
Total liabilities	$14,342	$14,515

Equity
Preferred equity – corporate	$1,542	$1,345
Common equity	10,486	10,086
Total shareholder’s equity	12,028	11,431
Preferred equity – subsidiaries	―	385
Other non-controlling interests	1,171	1,148
Total equity	$13,199	$12,964
Total liabilities and equity	$27,541	$27,479

COMMERCIAL PROPERTY DEBT

Total commercial property debt was $11,674 million at June 30, 2013, an increase of $162 million from the balance at December 31, 2012. The increase is primarily attributable to various refinancings and draws on our corporate revolving credit facility, offset by principal amortization payments and a weakening Canadian and Australian dollar relative to the U.S. dollar. Commercial property debt at June 30, 2013 had a weighted average interest rate of 4.84% (December 31, 2012 – 5.31%).

We attempt to match the maturity of our commercial property debt portfolio with the lease terms of our properties. At June 30, 2013, the average remaining term to maturity of our commercial property debt was six years, compared to the average remaining lease term of our properties of seven years.

We have $885 million of committed corporate credit facilities consisting of a $695 million revolving credit facility from a syndicate of banks and C$200 million revolving credit facility in the form of bilateral agreements between Brookfield Canada Office Properties (“BOX”), our 83.3% owned subsidiary, and a number of Canadian chartered banks. At June 30, 2013, the balance drawn on these facilities was $365 million (December 31, 2012 – $68 million). We incurred $3 million and $6 million in interest expense related to the balance on the corporate credit facilities for the three and six months ended June 30, 2013, respectively, (2012 – $4 million and $7 million).

Brookfield Office Properties	23

The details of commercial property debt at June 30, 2013, are as follows:

($ in Millions)	Location	Rate	Maturity Date		Jun. 30, 2013(1,2)	Mortgage Details(3)
Commercial property debt
Three Bethesda Metro Center	Washington, D.C.	6.60%	July	2013	$108	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42%	October	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42%	October	2013	43	Non-recourse, fixed rate
75 State Street	Boston	5.50%	October	2013	229	Non-recourse, floating rate
Bankers Hall	Calgary	7.17%	November	2013	147	Non-recourse, fixed rate
1550 & 1560 Wilson Boulevard(4)	Washington, D.C.	2.81%	January	2014	70	Non-recourse, floating rate
Ernst & Young Tower	Los Angeles	5.07%	February	2014	102	Non-recourse, fixed rate
650 Massachusetts Avenue	Washington, D.C.	2.95%	March	2014	89	Non-recourse, floating rate
1600 Smith Street(4,5)	Houston	4.39%	May	2014	132	Non-recourse, fixed/floating rate
2401 Pennsylvania Avenue(4)	Washington, D.C.	2.40%	May	2014	30	Non-recourse, floating rate
500 Jefferson Street(4,5)	Houston	4.39%	May	2014	19	Non-recourse, fixed/floating rate
Continental Center II(4,5)	Houston	4.39%	May	2014	25	Non-recourse, fixed/floating rate
One Allen Center(4,5)	Houston	4.39%	May	2014	111	Non-recourse, fixed/floating rate
Two Ballston Plaza(4,5)	Washington, D.C.	4.39%	May	2014	41	Non-recourse, fixed/floating rate
Brookfield Place, Perth	Perth	5.36%	June	2014	478	Non-recourse, floating rate
Suncor Energy Centre(6)	Calgary	6.38%	June	2014	193	Non-recourse, fixed rate
151 Yonge Street(7)	Toronto	2.92%	July	2014	9	Non-recourse, floating rate
Brookfield Prime Property Fund pool debt	Various	5.03%	July	2014	436	Non-recourse, floating rate
2000 L Street	Washington, D.C.	2.11%	August	2014	98	Non-recourse, floating rate
235 St Georges Terrace(5)	Perth	6.15%	September	2014	42	Non-recourse, fixed/floating rate
Bank of America Plaza(4)	Los Angeles	5.31%	September	2014	221	Non-recourse, fixed rate
Silver Spring Metro Plaza(4)	Washington, D.C.	2.35%	September	2014	104	Non-recourse, floating rate
200 Vesey Street	New York	3.00%	December	2014	143	Non-recourse, floating rate
2001 M Street(4)	Washington, D.C.	5.25%	December	2014	43	Non-recourse, fixed rate
First Canadian Place(7)	Toronto	5.37%	December	2014	68	Non-recourse, fixed rate
Mezzanine Loan	Various	5.70%	January	2015	199	Non-recourse, floating rate
Hudson's Bay Centre	Toronto	2.99%	May	2015	97	Non-recourse, fixed rate
Royal Centre	Vancouver	3.33%	June	2015	138	Non-recourse, fixed rate
Southern Cross East Tower(5,8)	Melbourne	4.78%	June	2015	106	Non-recourse, fixed/floating rate
799 9th Street	Washington, D.C.	3.39%	December	2015	71	Non-recourse, fixed rate
One & Two Reston Crescent(4)	Washington, D.C.	1.95%	December	2015	74	Non-recourse, floating rate
1250 Connecticut Avenue(4)	Washington, D.C.	5.86%	January	2016	51	Non-recourse, fixed rate
One Shelley Street(5)	Sydney	7.05%	January	2016	175	Non-recourse, fixed/floating rate
Manhattan West(9)	New York	2.69%	January	2016	142	Recourse, floating rate
KPMG Tower(5,8)	Sydney	4.69%	March	2016	66	Non-recourse, fixed/floating rate
One New York Plaza(4)	New York	5.50%	March	2016	372	Non-recourse, fixed rate
225 Sixth(9)	Calgary	3.07%	May	2016	52	Non-recourse, floating rate
Three Allen Center(4)	Houston	6.12%	May	2016	161	Non-recourse, fixed rate
225 Liberty Street	New York	3.44%	June	2016	425	Non-recourse, floating rate
250 Vesey Street	New York	3.44%	June	2016	346	Non-recourse, floating rate
Metropolitan Park East & West	Seattle	3.75%	June	2016	125	Non-recourse, fixed rate
U.S. Office Fund acquisition financing(10)	Various	8.50%	October	2016	122	Non-recourse, fixed rate
1801 California Street	Denver	3.44%	December	2016	152	Non-recourse, floating rate
200 Liberty Street	New York	5.83%	February	2017	310	Non-recourse, fixed rate
52 Goulburn Street(5)	Sydney	5.51%	July	2017	54	Non-recourse, fixed/floating rate
99 Bishopsgate	London	4.27%	September	2017	200	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14%	September	2017	826	Non-recourse, fixed rate
Southern Cross West Tower	Melbourne	5.11%	November	2017	72	Non-recourse, floating rate
2 Queen Street East(7)	Toronto	5.64%	December	2017	27	Non-recourse, fixed rate
1400 K Street(4)	Washington, D.C.	5.30%	February	2018	52	Non-recourse, fixed rate
Manhattan West(9)	New York	5.90%	April	2018	122	Non-recourse, fixed rate
Two Allen Center(4)	Houston	6.45%	May	2018	201	Non-recourse, fixed rate
1201 Louisiana Street	Houston	4.65%	October	2018	96	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.50%	January	2019	83	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	3.24%	January	2020	496	Non-recourse, fixed rate
22 Front Street	Toronto	6.24%	October	2020	17	Non-recourse, fixed rate
Bankers Court	Calgary	4.96%	November	2020	43	Non-recourse, fixed rate
1200 K Street(4)	Washington, D.C.	5.88%	February	2021	129	Non-recourse, fixed rate
Bethesda Crescent(4)	Washington, D.C.	5.58%	February	2021	59	Non-recourse, fixed rate
Queen's Quay Terminal	Toronto	5.40%	April	2021	81	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	4.71%	August	2021	160	Non-recourse, fixed rate
Bay Adelaide West	Toronto	4.43%	December	2021	373	Non-recourse, fixed rate
Exchange Tower	Toronto	4.03%	April	2022	110	Non-recourse, fixed rate
77 K Street	Washington, D.C.	4.58%	June	2022	110	Non-recourse, fixed rate

24	Q2/2013 Interim Report

($ in Millions)	Location	Rate	Maturity Date		Jun. 30, 2013(1,2)	Mortgage Details(3)
Commercial property debt continued
Republic Plaza	Denver	4.24%	December	2022	$279	Non-recourse, fixed rate
Heritage Plaza	Houston	4.97%	January	2023	200	Non-recourse, fixed rate
HSBC Building	Toronto	4.06%	January	2023	42	Non-recourse, fixed rate
105 Adelaide	Toronto	3.87%	May	2023	35	Non-recourse, fixed rate
601 Figueroa	Los Angeles	3.49%	July	2023	250	Non-recourse, fixed rate
Sunrise Tech Park	Washington, D.C.	3.70%	July	2023	40	Non-recourse, fixed rate
Jean Edmonds Towers(7)	Ottawa	6.79%	January	2024	16	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73%	December	2028	150	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26%	April	2032	379	Non-recourse, fixed rate
Total commercial property debt		4.91%			$10,919
Corporate debt
$695M Corporate Revolver	—	3.34%	March	2014	365	Recourse, floating rate
Senior Notes	—	4.30%	January	2017	189	Recourse, fixed rate
Senior Notes	—	4.00%	April	2018	141	Recourse, fixed rate
Total corporate debt		3.73%			695
Total commercial property debt		4.84%			$11,614
Commercial property debt associated with assets held for sale
Landmark Square(4,5)	Los Angeles	4.39%	May	2014	60	Non-recourse, fixed/floating rate
Total		4.84%			$11,674

(1)	Represents our consolidated interest before non-controlling interests
(2)	Net of $86 million of transaction costs
(3)	Non-recourse to Brookfield Office Properties
(4)	U.S. Office Fund debt
(5)	These debt balances are floating, but a portion of each balance has interest rate swaps in place to fix the interest rate through maturity
(6)	This loan consists of $162 million 1st mortgage bonds that are non-recourse to Brookfield Office Properties and a $31 million unsecured loan from an affiliate
(7)	Canadian Office Fund debt
(8)	Represents liability payable to a subsidiary of BAM
(9)	Development debt
(10)	Represents financing provided by seller of an approximate 20% interest in the U.S. Office Fund, which is secured by a limited partnership interest in the U.S. Office Fund

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1,2)	Maturities	Total(3)	Jun. 30, 2013
Remainder 2013	$33	$579	$612	6.13%
2014	83	2,882	2,965	4.50%
2015	82	679	761	4.24%
2016	81	2,190	2,271	4.62%
2017	75	1,637	1,712	5.57%
2018 and thereafter	543	2,810	3,353	4.83%
Total	$897	$10,777	$11,674	4.84%
(1)	Paid through our annual cash flows
(2)	Net of $86 million of transaction costs
(3)	Commercial property debt maturities, contained in this table, take into consideration the timing of payments

Commercial property debt – equity accounted investments

The details of commercial property debt of our equity accounted investments at June 30, 2013, are as follows:

		Jun. 30, 2013
($ in Millions)	Location	Rate	Maturity Date		Proportionate(1)	Total	Mortgage Details(2)
450 West 33rd Street	New York	5.27%	July	2014	$341	$455	Non-recourse, floating rate
The Grace Building(3)	New York	5.54%	July	2014	180	360	Non-recourse, fixed rate
125 Old Broad Street	London	4.81%	June	2015	97	194	Non-recourse, fixed rate
Victor Building(3)	Washington, D.C.	5.39%	February	2016	50	100	Non-recourse, fixed rate
Marina Towers(3)	Los Angeles	5.84%	April	2016	19	38	Non-recourse, fixed rate
245 Park Avenue	New York	3.88%	November	2017	402	788	Non-recourse, fixed rate
Total commercial property debt of our equity accounted investments		4.73%			$1,089	$1,935
(1)	Net of $14 million of transaction costs
(2)	Non-recourse to Brookfield Office Properties
(3)	U.S. Office Fund debt

Brookfield Office Properties	25

Commercial property debt maturities of our equity accounted investments for the next five years and thereafter are as follows:

					Weighted-
					Average
	Scheduled				Interest Rate at
(Millions)	Amortization(1,2)	Maturities		Total(3)	Jun. 30, 2013
Remainder 2013	$1	$	―	$1	5.81%
2014	1		817	818	5.37%
2015	1		192	193	4.83%
2016	―		131	131	5.56%
2017	―		792	792	3.88%
2018 and thereafter	―		―	―	―
Total commercial property debt of our equity accounted investments	$3		$1,932	$1,935	4.73%
(1)	Paid through our annual cash flows
(2)	Net of $14 million of transaction costs
(3)	Commercial property debt maturities, contained in this table, take into consideration the timing of payments

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations over the next five years and thereafter:

		Payments Due by Period
(Millions)	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$11,674	$612	$3,726	$3,983	$3,353
Capital securities	633	―	490	143	―
Interest expense(2)
Commercial property debt	2,575	346	997	635	597
Capital securities	81	34	43	4	―
Minimum rental payments – ground leases(3)	1,524	30	53	49	1,392
Other non-current financial liabilities	354	―	97	131	126
Accounts payable and accrued liabilities	644	644	―	―	―
(1)	Net of $86 million of transaction costs
(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
(3)	Represents payments on properties situated on land held under leases or other agreements

Refer to page 30 for our liquidity analysis.

Corporate Guarantees and Contingent Obligations

We conduct our operations through entities that are fully consolidated in our financial statements or through joint operations for which we present our proportionate share of assets and liabilities in the financial statements, except for our investment in certain commercial properties held through joint ventures or participating loan notes, and our investments in BSREP Australia Trust, BJCC and Oakridges.

We and our operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $58 million (A$63 million), is being pursued against one of our subsidiaries related to security on a defaulted loan. As of June 30, 2013, the final determinable cash outflow related to the litigation being pursued against us is uncertain but could be up to the judgment amount plus interest in the event we are completely unsuccessful in defending the claims. During the first quarter, a leave to appeal $43 million (A$47 million) of the judgment amount was granted, on the question of the propriety of the principal and interest calculations determined by the Court of Appeal. During the current quarter, we accrued an additional A$14 million with respect to this litigation.

We, through our 50% interest in London Wall Place LP, have a £14 million commitment to the City of London related to the acquisition of London Wall Place at June 30, 2013.

In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, contingencies and commitments can be found in Note 24, Guarantees, Commitments and Contingencies, to our consolidated financial statements for the year ended December 31, 2012.

26	Q2/2013 Interim Report

CAPITAL SECURITIES

Certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.” We have the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Jun. 30, 2013		Dec. 31, 2012
Class AAA Series E(1)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	―	6.00%		―		202
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		190		202
Class AAA Series J	8,000,000	5.00%		190		202
Class AAA Series K	6,000,000	5.20%		143		150
Total capital securities				$633		$866

For details regarding the terms on our Class AAA preferred shares, refer to our Annual Information Form

(1)	Class AAA, Series E capital securities are owned by BPY, our parent. We have an offsetting loan receivable against these securities earning interest at 108% of bank prime

On January 31, 2013, we redeemed all of our outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233, representing a total redemption price of C$25.1233 per share.

OTHER NON-CURRENT FINANCIAL LIABILITIES

Other non-current financial liabilities were $354 million at June 30, 2013, a decrease of $119 million from the balance at December 31, 2012.

The components of other non-current financial liabilities are as follows:

(Millions)	Jun. 30, 2013	Dec. 31, 2012
Loan payable	$92	$92
Note payable	90	90
Other financial liabilities	172	291
Total other non-current financial liabilities	$354	$473

Included in other non-current financial liabilities is a loan payable of $92 million (December 31, 2012 – $92 million) maturing in 2019, bearing interest at 7% and secured by our preferred equity interest in 1625 Eye Street in Washington, D.C.

Included in other non-current financial liabilities is a note payable of $90 million at June 30, 2013 (December 31, 2011 – $90 million) issued to the non-controlling shareholders of the U.S. Office Fund in connection with a distribution declared in 2012 which is payable in the fourth quarter of 2016.

Other financial liabilities includes $25 million in other financial liabilities representing the present value of an amount payable to the non-controlling shareholders of The 100 Bishopsgate Partnership in the event of the exercise of a put option held by the non-controlling shareholders to put their interest to the company in the fourth quarter of 2014 (December 31, 2011 – $25 million). Also included in other financial liabilities are derivative liabilities with a carrying amount of $92 million (December 31, 2012 – $222 million).

DEFERRED INCOME TAXES

At June 30, 2013, we had a net deferred tax liability of $865 million (December 31, 2012 – $732 million). The sources and movements of deferred income tax balances are as follows:

		Recognized in
(Millions)	Dec. 31, 2012	Income	Equity		OCI	Reclassified	Jun. 30, 2013
Deferred tax assets related to non-capital losses and capital losses	$280	$(13)	$	―	$(14)	$1	$254
Deferred tax liabilities related to differences in tax and book basis, net	(1,012)	(131)		―	25	(1)	(1,119)
Net deferred tax liabilities	$(732)	$(144)	$	―	$11	$ ―	$(865)

Together with our Canadian subsidiaries, we have deferred tax assets of $113 million (December 31, 2012 – $115 million) related to non-capital losses that expire over the next 20 years, and $111 million (December 31, 2012 – $127 million) related to capital losses that have no expiry. Our U.S. subsidiaries have deferred tax assets of $30 million (December 31, 2012 – $38 million) related to net operating losses that expire over the next 20 years. Income earned in our Canadian and U.S. operations conducted outside of REIT structures, as well as distributions from our REIT structures, are subject to corporate tax. Our tax loss pools are available to reduce cash tax obligations.

Brookfield Office Properties	27

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities was $812 million at June 30, 2013, a decrease of $114 million from the balance at December 31, 2012. The decrease is primarily attributable to a decrease in current tax liabilities, included in accounts payable, related to a reversal of reserves in the current period. Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $22 million (December 31, 2012 – $13 million).

PREFERRED EQUITY – CORPORATE

At June 30, 2013, we had $1,542 million of preferred equity outstanding. These preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as equity distributions. We have the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Jun. 30, 2013	Dec. 31, 2012
Class A redeemable voting	14,201,980	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	247
Class AAA Series T	10,000,000	4.60%	250	250
Class AAA Series V	1,805,489	70% of bank prime	25	―
Class AAA Series W	3,816,527	70% of bank prime	55	―
Class AAA Series X	300	30-day BA + 0.4%	66	―
Class AAA Series Y	2,847,711	70% of bank prime	42	―
Class AAA Series Z	800,000	30-day BA + 0.4%	9	―
Total preferred equity			$1,542	$1,345

For details regarding the terms on our Class A, Class AA and Class AAA preferred shares, refer to our Annual Information Form

On April 30, 2013, the existing preferred shares of BPO Properties Ltd. (“BPP”), a subsidiary of ours, were exchanged for new class AAA preferred shares of Brookfield Office Properties with substantially the same terms and conditions. The class AAA preferred shares series V, W and Y replaced the series G, J and M preferred shares of BPP and began trading on the Toronto Stock Exchange under the stock symbols “BPO.PR.X”, “BPO.PR.W” and “BPO.PR.Y”, respectively. The new class AAA preferred shares were recorded at fair value upon initial recognition. The difference between the carrying value of the BPP preferred shares, which were previously recognized as non-controlling interests, and the new class AAA preferred shares resulted in an increase to equity.

During the three and six months ended June 30, 2013, we paid preferred dividends of $20 million and $40 million, respectively, compared with $16 million and $33 million during the same period in 2012. The increase is attributable to the issuance of Class AAA series T preferred shares in the third quarter of 2012 and Class AAA series V, W, X, Y and Z preferred shares in the second quarter of 2013.

COMMON EQUITY

At June 30, 2013, we had 505,102,973 issued and outstanding common shares. Taking into consideration potential common shares from options, restricted stock and conversion of capital securities, we had 568,959,378 common shares outstanding, calculated as follows:

	Jun. 30, 2013	Dec. 31, 2012
Common shares issued and outstanding	505,102,973	504,720,629
Unexercised options and restricted stock(1)	22,186,743	20,149,403
Conversion of capital securities	41,669,662	56,749,374
Potential common shares	568,959,378	581,619,406
Potential common shares (adjusted)(2)	527,289,716	524,870,032
(1)	Includes 4.5 million and 4.3 million options that are dilutive for purposes of calculating earnings per share for the three and six months ended June 30, 2013, respectively
(2)	Includes potential common shares at June 30, 2013, and December 31, 2012, from the exercise of options and restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 8

Our capital securities may be converted by the holder into common shares, however, such conversion right is subject to our prior right to redeem for cash or find substitute purchasers. In accordance with International Accounting Standard (“IAS”) 33, “Earnings per Share,” we are required to presume the capital securities will be settled in common shares when calculating our diluted earnings per share where the effect is dilutive. In calculating adjusted diluted per share measures, we consider this presumption to be overcome where past experience or a stated policy provides a reasonable basis to believe that the capital securities will be settled partially or wholly in cash. Our past practice has been to redeem our capital securities for cash rather than convert to common shares and our intention is to continue with this practice.

We did not repurchase any shares during the first six months of 2013, except in connection with our restricted stock plan. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 39 million shares at an average price of $12.04 per share on a post-split adjusted basis.

28	Q2/2013 Interim Report

At June 30, 2013, the book value of our common equity was $10.5 billion, compared with a market equity capitalization of approximately $8.4 billion, calculated as total common shares outstanding multiplied by $16.68, the closing price per common share on the New York Stock Exchange on June 28, 2013.

Our common equity per share is calculated as follows:

(Millions, except per share information)	Jun. 30, 2013	Dec. 31, 2012
Shareholders’ equity	$12,028	$11,431
Less: preferred equity	(1,542)	(1,345)
	10,486	10,086
Add: option proceeds(1)	337	305
Fully diluted common shareholders’ equity	10,823	10,391
Potential common shares	569.0	581.6
Common equity per share – diluted	$19.02	$17.87
Common equity per share – diluted (adjusted)(2)	$20.53	$19.80
(1)	Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at period end
(2)	Includes potential common shares at June 30, 2013, and December 31, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 8

PREFERRED EQUITY – SUBSIDIARIES

In addition to the preferred equity – corporate and preferred equity classified as capital securities, we previously had preferred equity, issued by our subsidiary BPP. Refer to preferred equity – corporate for discussion of exchange of preferred equity – subsidiaries for Class AAA preferred shares of the company. These preferred shares represented low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares were a component of the non-controlling interest in our net income.

Subsidiaries’ preferred shares outstanding as of December 31, 2012 totaled $385 million as follows:

(Millions, except share information)	Shares Outstanding	Preferred Shares Series	Cumulative Dividend Rate	Jun. 30, 2013		Dec. 31, 2012
BPP	1,805,489	Series G	70% of bank prime	$	―	$46
	3,816,527	Series J	70% of bank prime		―	96
	300	Series K	30-day BA + 0.4%		―	151
	2,847,711	Series M	70% of bank prime		―	72
	800,000	Series N	30-day BA + 0.4%		―	20
Total preferred equity – subsidiaries				$	―	$385

During the three and six months ended June 30, 2013, dividends of nil and $2 million, respectively, were paid on preferred shares issued by BPP.

OTHER NON-CONTROLLING INTERESTS

Other non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in our subsidiaries. The balances are as follows:

(Millions)	Others’ Equity Ownership	Jun. 30, 2013	Dec. 31, 2012
Units of BOX(1)	16.7%	$488	$512
Limited partnership units of Brookfield Financial Properties L.P. (“BFP")	0.6%	40	38
Units of Prime(2)	19.5%	47	45
Partnership units of The 100 Bishopsgate Partnership(3)	12.5%	1	2
Members interest in Brookfield Heritage Partners LLC	49.0%	114	105
Interest in 1801 California Street	49.0%	57	33
U.S. Office Fund	15.7%	424	413
Total other non-controlling interests		$1,171	$1,148
(1)	Canadian dollar denominated
(2)	Australian dollar denominated
(3)	British pound denominated

Brookfield Office Properties	29

CAPITAL RESOURCES AND LIQUIDITY

We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next year are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans; and

•	fund investing activities, which could include:

o	discretionary capital expenditures;

o	property acquisitions;

o	future developments; and

o	repurchase of our stock.

We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancing of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cashflows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:

•	cashflows from operating activities;

•	construction loans;

•	proceeds from sales of assets;

•	proceeds from sales of non-controlling interests in subsidiaries; and

•	credit facilities and refinancing opportunities.

Our commercial property debt is primarily fixed-rate and non-recourse to us. These investment-grade financings are typically structured on a loan-to-appraised value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property and enhances equity returns.

Most of our borrowings are in the form of long term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment grade characteristics ensures that we can typically maintain debt levels on any particular asset throughout a business cycle, thus enabling us to limit covenants and other performance requirements. In turn, this reduces the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

30	Q2/2013 Interim Report

Commercial property debt maturities, with corresponding loan-to-value, at June 30, 2013, for the next five years and thereafter are as follows:

(Millions)	Commercial Property Debt Maturities(1,2)	Loan-to-Value
Remainder 2013	$579	44%
2014	2,514	43%
2015	486	43%
2016	2,067	45%
2017	1,489	50%
2018 and thereafter	3,523	52%
(1)	Excludes corporate debt, Mezzanine Loan and U.S. Office Fund acquisition financing

At June 30, 2013, we had approximately $974 million of liquidity consisting of $454 million of cash and $520 million of undrawn capacity on our corporate credit facilities.

Cashflow from operating activities represents a source of liquidity to service debt, to fund capital expenditures and leasing costs and to fund distributions on shares. Cashflow from commercial operating activities depends on occupancy levels, rental rates and the timing of receivables and payables. For the six months ended June 30, 2013, common share dividends paid exceeded cashflow from operating activities by $10 million, primarily due to cash outflows related to increases in tenant receivables due to timing as well as the change in straight-line rental revenue associated with our commercial properties (2012 – cashflow from operating activities exceeded common share dividends paid by $53 million). As of June 30, 2013, current liabilities exceed current assets, however, we will meet the obligations of our current liabilities through refinancing current debt upon maturity, cash flow from operations, as well as disposition of assets.

Cost of Capital

We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

At June 30, 2013, our weighted average cost of capital, assuming a target long-term 12% return on common equity, was 6.99% (December 31, 2012 – 7.13%). Our cost of capital is lower than many of our peers because of the amount of investment-grade financing that can be placed on our assets, which is a function of the high-quality nature of both the assets and the tenant base that compose our portfolio.

The following schedule details our capitalization at June 30, 2013 and December 31, 2012, and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2013	Dec. 31, 2012
Liabilities
Commercial property debt	4.84%	5.31%	$11,614	$11,448
Capital securities	5.31%	5.47%	633	866
Shareholders’ equity
Preferred equity – corporate	5.40%	5.68%	1,542	1,345
Common equity(2)	12.00%	12.00%	8,425	8,585
Non-controlling interests
Preferred equity – subsidiaries	―	1.87%	―	385
Other non-controlling interests(3)	12.00%	12.00%	1,171	1,148
Total(4)	6.99%	7.13%	$23,385	$23,777
(1)	As a percentage of average book value unless otherwise noted
(2)	Underlying value of liabilities represents carrying value or the cost to retire at maturity. Underlying value of common equity is based on the closing stock price of Brookfield Office Properties’ common shares and underlying value of other equity interests is based on carrying value
(3)	Assuming a target long-term 12% return on co-invested capital
(4)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

Brookfield Office Properties	31

OPERATING RESULTS

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS

Our net income attributable to shareholders for the three and six months ended June 30, 2013, was $441 million and $716 million($0.78 and $1.26 per diluted common share), compared with $217 million and $569 million($0.38 and $1.00 per diluted common share) during the same periods in 2012. The increase in net income attributable to shareholders quarter over quarter is largely the result of:

•	an increase of $125 million ($0.22 per diluted common share) in fair value gains mostly attributable to higher valuation gains recognized on our investment properties in the current quarter as compared to the prior quarter;
•	an increase of $48 million ($0.09 per diluted common share) in our share of net earnings from equity accounted investments as a result of a higher amount of valuation gains recognized in the current quarter from joint ventures, offset by the disposition of KBR Tower in Houston in the fourth quarter of 2012;
•	a decrease of $42 million ($0.07 per diluted common share) in income taxes as a result of a decrease in current tax expense principally due to a reversal of reserves in the current quarter;

•	a decrease of $10 million ($0.02 per diluted common share) in net income attributable to non-controlling interests as a result of lower fair value gains in subsidiaries that are not wholly-owned;

•	an increase of $7 million ($0.01 per diluted common share) in income from discontinued operations largely due to the disposition of 33 South Sixth Street in Minneapolis during the fourth quarter of 2012 and the disposition of RBC Plaza in Minneapolis during the first quarter of 2013;

•	a decrease of $4 million ($0.01 per diluted common share) in capital securities interest expense due to the redemption of our Class AAA Series F shares on January 31, 2013, as well as a weakening Canadian dollar relative to the U.S. dollar;
•	an increase of $4 million ($0.01 per diluted common share) in interest and other income primarily due to a gain on the sale of an interest in an investment in our London portfolio during the current quarter, offset by a decrease in interest income on a residential note receivable from Brookfield Residential Properties Inc. (“BRPI”) which was repaid during the fourth quarter of 2012;

•	an increase of $20 million ($0.04 per diluted common share) in commercial property revenue offset by an increase of $18 million ($0.03 per diluted common share) in direct commercial property expense due to:

o	the reclassification of Brookfield Place in Perth from commercial developments to commercial properties in the second quarter of 2012;

o	single property acquisitions completed in 2012 including, Metropolitan Park East & West in Seattle, 799 9th Street in Washington, D.C. and 99 Bishopsgate in London; as well as,

o	same property growth; offset by,

•	an increase of $15 million ($0.03 per diluted common share) in administrative costs attributable to a contingent payment related to a possible settlement that may be reached with respect to a litigation as well as increased depreciation; and

•	an increase of $3 million ($0.01 per diluted common share) in interest expense on commercial property debt due to interest expense recognized from Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties during the second quarter of 2012, as well as new debt from acquisitions and refinancings, offset by repayments and property dispositions.

32	Q2/2013 Interim Report

Included on the following pages is a discussion of the various components of our net income attributable to shareholders followed by a reconciliation of funds from operations and total return to comparable IFRS measures.

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Commercial property revenue	$569	$549	$1,135	$1,057
Direct commercial property expense	225	207	442	403
Interest and other income	24	20	64	42
Interest expense
Commercial property debt	155	152	311	290
Capital securities	8	12	18	26
Administrative expense	56	41	98	81
Income (loss) from continuing operations before fair value gains (losses), share of net earnings from equity accounted investments and income taxes	149	157	330	299
Fair value gains (losses), net	292	167	463	460
Share of net earnings from equity accounted investments	69	21	90	68
Income (loss) from continuing operations before income taxes	510	345	883	827
Income taxes	35	77	98	157
Income (loss) from continuing operations	475	268	785	670
Income (loss) from discontinued operations	―	(7)	―	(2)
Net income (loss)	475	261	785	668
Net income (loss) attributable to non-controlling interests	34	44	69	99
Net income (loss) attributable to shareholders	$441	$217	$716	$569

Our net income per common share and weighted average common shares outstanding are calculated as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions, except per share information)	2013	2013	2013	2013
Net income (loss) attributable to shareholders	$441	$217	$716	$569
Preferred share dividends	(20)	(16)	(40)	(33)
Net income (loss) attributable to common shareholders – basic	421	201	676	536
Dilutive effect of conversion of capital securities	8	12	18	26
Net income (loss) attributable to common shareholders – diluted	$429	$213	$694	$562

Weighted average common shares outstanding – basic	505.0	503.7	504.9	503.6
Unexercised options and restricted stock	4.5	4.6	4.3	4.7
	509.5	508.3	509.2	508.3
Conversion of capital securities	41.7	55.4	41.7	55.4
Weighted average common shares outstanding – diluted	551.2	563.7	550.9	563.7

Net income (loss) per share attributable to common shareholders – basic	$0.83	$0.40	$1.34	$1.06

Net income (loss) per share attributable to common shareholders – diluted	$0.78	$0.38	$1.26	$1.00

The increase in net income per share attributable to common shareholders is analyzed on the previous page.

Brookfield Office Properties	33

COMMERCIAL PROPERTY OPERATIONS

Commercial property net operating income is commercial property revenue less direct commercial property expense and is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. Commercial property net operating income totaled $344 million and $693 million for the three and six months ended June 30, 2013, compared with $342 million and $654 million during the same period in 2012.

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Commercial property revenue
Rental revenue	$536	$504	$1,064	$990
Straight-line rental income	20	18	42	25
Recurring fee income	13	13	28	26
Lease termination, fee and other income	―	14	1	16
Total commercial property revenue	569	549	1,135	1,057
Direct commercial property expense	(225)	(207)	(442)	(403)
Commercial property net operating income	$344	$342	$693	$654

Commercial property revenue includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes, as well as recurring fee income, lease terminations and other income. Commercial property revenue totaled $569 million and $1,135 million for the three and six months ended June 30, 2013, compared with $549 million and $1,057 million during the same period in 2012.

Rental revenue

The increase in rental revenue period over period is attributable to the acquisitions of Metropolitan Park East & West in Seattle and 799 9th Avenue in Washington, D.C. in the second quarter of 2012 as well as the acquisition of a portfolio of assets in London in the third quarter of 2012. In addition, rental revenue was recognized for Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties in May of 2012.

Our leases generally have clauses that provide for the collection of rental revenues in amounts that increase every few years, with these increases negotiated at the signing of the lease. These increases vary among our regions but are usually standard practice within each region. During the six months ended June 30, 2013, approximately 60% of our new leases have rent escalation clauses. In the U.S., approximately 60% of our leases executed during the period had rent escalation clauses that provide for periodic increases in base rent. Of these leases, 52% provided for annual increases and 48% provided for increases at various times during the lease, generally for periods ranging from 3 to 6 years after commencement. On average, these escalations will increase rent annually by 2.2% over the terms of the respective leases. In Canada, approximately 57% of our leases executed during the period had rent escalation clauses that typically include a fixed rent increase every 4 years. On average, these escalations will increase rent annually by 1.4% over the terms of the respective leases. In Australia, all of our leases executed during the period had rent escalation clauses that typically include a fixed rent increase annually, ranging from 4% to 5% over the term of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the three and six months ended June 30, 2013, we recognized straight-line rental income of $20 million and $42 million, respectively, compared with $18 million and $25 million during the same period in 2012. This increase is primarily due to the straight-line rental income recognized during the current period on a significant lease in Downtown, New York as well as Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties, in the second quarter of 2012.

Recurring fee income

Recurring fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd., the largest condominium property management company in Ontario, Canada, which manages approximately 65,000 condominium units.

The details of our recurring fee income are as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Property management, leasing, project management, and other fees	$7	$7	$15	$14
Brookfield Residential Services Ltd. fees	6	6	13	12
Total recurring fee income	$13	$13	$28	$26

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent a potential area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

34	Q2/2013 Interim Report

Direct commercial property expense

Direct commercial property expense, which includes real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, was $225 million and $442 million, respectively, during the three and six months ended June 30, 2013, compared with $207 million and $403 million during the same periods in 2012. The increase is primarily attributable to acquisitions during 2012 as well as the reclassification of Brookfield Place in Perth, from commercial developments to commercial properties, in May of 2012.

Commercial property net operating income

One of the ways in which we evaluate the performance of management is by comparing the performance of the commercial property portfolio on a same property basis. Same property commercial property net operating income is defined as properties included in our consolidated results that we own and operate throughout both the current and prior period. Accordingly, same property results exclude properties acquired, sold, or reclassified from commercial development to commercial properties during each period and fees earned from management and other services provided to co-investors in our funds and commercial properties. We may also exclude from our same property results any property that is undergoing a redevelopment that may impact the comparability of the results between the current and prior period. For the six months ended June 30, 2013 and 2012, we have not excluded any properties that are undergoing a redevelopment.

The following is a reconciliation from same property commercial property net operating income to total commercial property net operating income for the three and six months ended June 30, 2013 and 2012:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Same property commercial property net operating income	$306	$305	$613	$598
Lease terminations, fee and other income	―	14	1	16
Recurring fee income	13	13	28	26
Properties reclassified from commercial developments during the period	19	8	39	8
Properties acquired during the period	6	2	12	3
Properties sold during the period	―	―	―	3
Commercial property net operating income	$344	$342	$693	$654

	Jun. 30, 2013	Jun. 30, 2012
Same property average in-place net rent	$27.13	$26.93
Same property occupancy	91.9%	93.3%

Same property commercial property net operating income increased by $1 million quarter over quarter as a result of higher same property average in-place net rents offset by lower same property occupancy as a result of a large expiry in Denver during the third quarter of 2012 and a large expiry in Washington, D.C. during the second quarter of 2013.

As a result of our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business and ensure stability of cash flows associated with our properties. In addition, we continue to reduce our lease expiry profile for the upcoming years, and with in-place net rents below market rents across most of our portfolio, we should continue to produce stable results going forward.

We have relatively strong occupancy levels across our portfolio, outperforming market occupancy levels in all of our markets with the exception of Boston, Washington, D.C., Houston, Denver, Toronto and London. Additionally, our average in-place net rents of $30.88 per square foot allow for positive mark-to-market growth when compared to blended market net rents of $36.00 per square foot.

The majority of our leases are net leases in which the lessee is required to pay its proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity, which affects both occupancy and in-place rental rates, is the principal contributor to the change in same property commercial property net operating income.

Brookfield Office Properties	35

Average in-place net rent represents the annualized cash amount on a per square foot basis collected from tenants plus tenant expense reimbursements less the operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortizing free rent periods provided on in-place leases. The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at June 30, 2013, and includes our equity accounted investments:

		Avg. Remaining	Avg. In-Place	Avg. Market
	Leasable Area(1,2)	Lease Term	Net Rent	Net Rent
	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York
Midtown(3)	6,243	10.8	$42.03	$62
Downtown	12,305	7.2	29.29	32
Boston	796	6.1	23.91	26
Washington, D.C.	6,592	5.7	28.72	32
Los Angeles	4,492	6.4	22.11	22
Houston	6,963	6.3	17.77	22
Denver	2,643	5.8	19.49	19
Seattle	699	4.7	19.50	19
Toronto	8,750	7.5	26.62	31
Calgary	5,635	11.2	26.87	34
Ottawa	1,744	0.9	17.58	20
Sydney	4,093	5.6	58.00	67
Melbourne	2,072	6.2	37.43	36
Perth	1,536	9.1	57.64	63
London	788	6.0	92.63	84
Other	585	8.0	20.68	31
Total	65,936	7.3	$30.88	$36
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments
(3)	Midtown New York includes 450 West 33rd Street. Excluding this commercial property, Midtown in-place rent would be $49.18

Our portfolio occupancy decreased to 91.7% at June 30, 2013 compared with 93.4% at June 30, 2012. Our occupancy decreased primarily due to opportunistic acquisitions of certain assets at lower occupancy rates in addition to a few large expiries. At June 30, 2013, average in-place net rent throughout our portfolio was $30.88 per square foot compared with $28.85 per square foot at June 30, 2012. Our average in-place net rent increased due to renewals at higher net rents offset by a weakening Canadian and Australian dollar relative to the U.S. dollar.

A summary of our occupancy levels at June 30th for the past two years, including our equity accounted investments and property investments through participating loan interests, is as follows:

	Jun. 30, 2013		Jun. 30, 2012
	Leasable(1,2)	Percent	Leasable(1,2)	Percent
	Sq. Ft.	Leased	Sq. Ft.	Leased
New York
Midtown	6,243	87.3	6,276	91.4
Downtown	12,305	94.6	12,628	95.1
Total New York	18,548	92.2	18,904	93.9
Boston	796	74.3	796	66.2
Washington, D.C.	6,592	87.5	6,706	90.1
Los Angeles	4,492	89.0	4,530	85.0
Houston	6,963	88.2	8,163	89.8
Denver	2,643	69.0	2,645	98.5
Seattle	699	85.8	699	82.8
Minneapolis	―	―	2,530	93.6
Toronto	8,750	94.6	8,759	94.7
Calgary	5,635	99.7	5,639	99.6
Ottawa	1,744	99.7	1,745	99.7
Sydney	4,093	98.6	4,086	98.4
Melbourne	2,072	98.9	2,072	98.2
Perth	1,536	99.8	1,535	97.4
London	788	83.0	―	―
Other	585	97.2	662	97.9
Total	65,936	91.7	69,471	93.4

(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments

36	Q2/2013 Interim Report

During the six months ended June 30, 2013, we leased 2.9 million square feet of our space at an average leasing net rent of $31.02 per square foot. This included 1.4 million square feet of new leases, 0.6 million square feet of renewals and 0.9 million square feet of early renewals. Expiring net rent for our portfolio averaged $26.85 per square foot. Additionally, since the beginning of the year, we have reduced our rollover exposure, which is the percentage of our total leasable space currently scheduled to expire, for the period 2013 through 2015 by 420 basis points.

The details of our leasing activity for the six months ended June 30, 2013, including our equity accounted investments and property investments through participating loan interests, are as follows:

				Average		Year One	Average
	Dec. 31, 2012			Expiring		Leasing	Leasing	Acq. /	Jun. 30, 2013
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1,2,3)	Sq. Ft.(1,2,3)	Sq. Ft.(1,2)	($ per Sq. Ft.)	Sq. Ft.(1,2)	($ per Sq. Ft.)	($ per Sq. Ft.)	Sq. Ft.(1,2)	Sq. Ft.(1,2)	Sq. Ft.(1,2)
New York
Midtown	6,243	5,725	(404)	$37.76	131	$57.56	$61.53	―	6,243	5,452
Downtown	12,305	11,569	(305)	29.03	383	31.76	37.25	―	12,305	11,647
Boston	796	592	―	—	―	—	—	―	796	592
Washington, D.C.	6,592	5,988	(933)	26.56	714	27.46	27.63	―	6,592	5,769
Los Angeles	4,492	3,964	(251)	21.70	287	20.89	23.43	―	4,492	4,000
Houston	6,963	6,044	(186)	17.59	281	22.17	23.26	―	6,963	6,139
Denver	2,643	1,758	(83)	12.04	147	21.39	23.53	―	2,643	1,822
Seattle	699	627	(191)	17.80	164	22.16	24.00	―	699	600
Minneapolis	1,052	984	―	—	―	—	—	(984)	―	―
Toronto	8,750	8,262	(362)	26.08	375	32.04	33.35	―	8,750	8,275
Calgary	5,635	5,609	(302)	28.13	312	29.73	31.58	―	5,635	5,619
Ottawa	1,744	1,739	(5)	25.81	5	27.78	27.78	―	1,744	1,739
Sydney	4,093	4,032	(26)	62.40	30	67.78	76.38	―	4,093	4,036
Melbourne,	2,072	2,041	(7)	46.59	15	50.09	59.44	―	2,072	2,049
Perth	1,536	1,532	―	—	―	—	—	―	1,536	1,532
London	360	218	(4)	23.08	13	15.91	16.31	428	788	655
Other	585	577	(15)	26.98	7	32.56	33.80	―	585	569
Total	66,560	61,261	(3,074)	$26.85	2,864	$28.97	$31.02	(556)	65,936	60,495
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments
(3)	Restated for re-measurements performed during the first quarter of 2013

Additionally, for the six months ended June 30, 2013, tenant improvements and leasing costs related to leasing activity that occurred averaged $36.36 per square foot, compared to $55.16 per square foot during the same period in 2012.

INTEREST AND OTHER INCOME

Interest and other income includes interest charged on real estate mortgages, residential notes receivable and other loans receivable, interest earned on cash balances and transactional gains.

The components of interest and other income are as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Interest income on loans receivable from BAM	$2	$1	$4	$2
Interest income on residential note receivable from BRPI	―	8	―	16
Interest income on participating loan interests with subsidiaries of BAM	10	7	19	14
Interest and other income on loans receivable designated as fair value through profit and loss (“FVTPL”)	―	1	―	5
Other interest income	1	2	4	4
Other income(1)	11	1	37	1
Total interest and other income	$24	$20	$64	$42
(1)	Includes gain from amendment of mortgage terms for the six months ended June 30, 2013.

The increase in interest and other income period over period is primarily attributable to a gain on the sale of an interest in an investment in our London portfolio during the current quarter as well as a gain recognized as a result of a modification to the terms of a mortgage payable which was accounted for as a refinancing during the first quarter of 2013, offset by a decrease in interest income on a residential note receivable from BRPI which was repaid during the fourth quarter of 2012.

Brookfield Office Properties	37

INTEREST EXPENSE

Commercial Property Debt

Interest expense relating to commercial property debt increased to $155 million and $311 million for the three and six months ended June 30, 2013, from $152 million and $290 million during the same period in 2012. The increase is primarily attributable to interest expense recognized from Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties during the second quarter of 2012, as well as new debt from acquisitions and refinancings, offset by repayments and property dispositions.

Capital Securities

Interest expense relating to capital securities decreased to $8 million and $18 million for the three and six months ended June 30, 2013, from $12 million and $26 million during the same period in 2012. The decrease is primarily attributable to the redemption of our Class AAA Series F shares on January 31, 2013 and Class AAA Series I shares on March 30, 2012, as well as a weakening Canadian dollar relative to the U.S. dollar. Interest expense recorded on capital securities relates to preferred share dividends recorded as interest expense under IFRS.

ADMINISTRATIVE EXPENSE

Administrative expense increased to $56 million and $98 million for the three and six months ended June 30, 2013, from $41 million and $81 million during the same period in 2012. The increase is largely attributable to a contingent payment related to a possible settlement that may be reached with respect to a litigation as well as an increase in depreciation of capitalized expenditures associated with company initiatives.

The components of administrative expense are as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
General and administrative expense	$51	$37	$88	$74
Depreciation	5	4	10	7
Total administrative expense	$56	$41	$98	$81

FAIR VALUE GAINS (LOSSES), NET

For the three and six months ended June 30, 2013, we recognized fair value gains of $292 million and $463 million, respectively (2012 –$167 million and $460 million). Fair value adjustments related to our commercial properties and developments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing activity and timing, discount rates and terminal capitalization rates.

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Investment properties
Commercial properties	$204	$164	$366	$455
Development properties	76	(12)	76	(9)
	280	152	442	446
Financial instruments
Participating loan interests	14	(1)	23	―
Other financial instruments designated as FVTPL	(2)	16	(2)	14
	12	15	21	14
Total fair value gains (losses), net	$292	$167	$463	$460

SHARE OF NET EARNINGS FROM EQUITY ACCOUNTED INVESTMENTS

(Millions)	Funds from Operations		Fair Value Adjustments and Other		Share of Earnings
Three months ended Jun. 30	2013	2012	2013	2012	2013	2012
Total share of net earnings from equity accounted investments	$26	$27	$43	$(6)	$69	$21

(Millions)	Funds from Operations		Fair Value Adjustments and Other		Share of Earnings
Six months ended Jun. 30	2013	2012	2013	2012	2013	2012
Total share of net earnings from equity accounted investments	$50	$52	$40	$16	$90	$68

Share of net earnings from equity accounted investments increased to $69 million and $90 million for the three and six months ended June 30, 2013, from $21 million and $68 million during the same period in 2012. The increase is primarily attributable to a higher amount of valuation gains recognized in the current period from joint ventures, offset by the disposition of KBR Tower in Houston in the fourth quarter of 2012.

38	Q2/2013 Interim Report

INCOME TAXES

Income tax expense for the three and six months ended June 30, 2013 was $35 million and $98 million, respectively, compared with $77 million and $157 million during the same period in 2012. The decrease period over period is primarily attributable to a decrease in current tax expense related to a reversal of reserves in the current period.

The major components of income tax expense include the following:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Current tax (recovery) expense	$(58)	$16	$(44)	$33
Deferred tax expense(1)	93	61	142	124
Total income taxes	$35	$77	$98	$157
(1)	Includes $2 million of amortization for the tax benefit recorded in accumulated other comprehensive income (loss) from the settlement of derivatives designated as cash flow hedges for the three and six months ended June 30, 2013 (2012 – nil)

DISCONTINUED OPERATIONS

The following table summarizes income from discontinued operations:

	Three months ended Jun. 30			Six months ended Jun. 30
(Millions, except per share information)	2013		2012	2013		2012
Commercial property revenue	$	―	$13		$3	$27
Commercial property operating costs		―	(7)		(3)	(14)
		―	6		―	13
Interest expense		―	(1)		―	(3)
Income (loss) from discontinued operations before fair value gains (losses) and income taxes		―	5		―	10
Fair value gains (losses)		―	(12)		―	(12)
Income (loss) from discontinued operations	$	―	$(7)	$	―	$(2)

NON-CONTROLLING INTERESTS

The following table outlines our non-controlling interests:

	Three months ended Jun. 30			Six months ended Jun. 30
(Millions)	2013		2012	2013	2012
Preferred shares – subsidiaries	$	―	$2	$2	$4
Other non-controlling interests		34	42	67	95
Total non-controlling interests		$34	$44	$69	$99

Preferred Shares – Subsidiaries

Preferred shares – subsidiaries consists of dividends on preferred shares issued by BPP. For the three and six months ended June 30, 2013, dividends of nil and $2 million, respectively, were paid on preferred shares issued by BPP, compared to $2 million and $4 million during the same period in 2012. Refer to preferred equity – corporate for discussion of exchange of preferred equity – subsidiaries for Class AAA preferred shares of the company.

Other Non-Controlling Interests

Other non-controlling interests consist of earnings attributable to interests not owned by us in BOX, BFP, Prime, Brookfield Heritage Partners LLC, 1801 California Street and the U.S. Office Fund.

Non-controlling interests in subsidiary earnings decreased to $34 million and $67 million for the three and six months ended June 30, 2013, from $42 million and $95 million during the same period in 2012

The following table outlines the earnings attributable to other shareholders of our subsidiaries:

		Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	Type	2013	2012	2013	2012
BOX	Participating interests	$6	$20	$13	$45
BFP	Participating interests	2	3	2	4
Prime	Participating interests	1	(1)	7	(1)
Brookfield Heritage Partners LLC	Participating interests	4	11	9	13
1801 California Street	Participating interests	9	4	24	6
U.S. Office Fund	Participating interests	12	5	12	28
Total other non-controlling interests		$34	$42	$67	$95

Brookfield Office Properties	39

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS AND TOTAL RETURN

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Net income attributable to shareholders	$441	$217	$716	$569
Add (deduct) non-cash and certain non-recurring items:
Fair value gains, net	(292)	(167)	(463)	(460)
Fair value adjustments in net earnings from equity accounted investments	(43)	6	(40)	(16)
Non-controlling interests in above items	22	26	44	63
Income taxes	32	77	92	157
Amortization of lease incentives	2	―	2	―
Discontinued operations	―	12	―	12
Funds from operations	$162	$171	$351	$325

After providing for preferred share dividends, our funds from operations per share is calculated as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions, except per share information)	2013	2012	2013	2012
Funds from operations	$162	$171	$351	$325
Preferred share dividends	(20)	(16)	(40)	(33)
	$142	$155	$311	$292
Funds from operations per share – diluted	$0.26	$0.27	$0.57	$0.51
Funds from operations per share – diluted (adjusted)(1)	$0.28	$0.30	$0.61	$0.57
(1)	The calculation of funds from operations per diluted share (adjusted) includes potential common shares at June 30, 2013, and June 30, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 8

Total return represents the amount by which we increase the value of our common equity and is calculated as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions, except per share information)	2013	2012	2013	2012
Funds from operations	$162	$171	$351	$325
Fair value gains, net of non-controlling interests	313	135	459	413
Preferred share dividends	(20)	(16)	(40)	(33)
Total return	$455	$290	$770	$705
Total return per share – diluted	$0.83	$0.51	$1.40	$1.25
Total return per share – diluted (adjusted)(1)	$0.89	$0.57	$1.51	$1.39
(1)	The calculation of total return per diluted share (adjusted) includes potential common shares at June 30, 2013, and June 30, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 8

40	Q2/2013 Interim Report

SEGMENTED INFORMATION

Brookfield Office Properties and our subsidiaries operate in the United States, Canada, Australia and the United Kingdom within the commercial property business. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver, and Seattle in the United States; Toronto, Calgary, Ottawa and Vancouver in Canada; Sydney, Melbourne and Perth in Australia; and London in the United Kingdom. For the six months ended June 30, 2013, approximately 61% of our commercial property revenue is derived from the United States (2012– 63%) and at June 30, 2013, approximately 61% of our assets are invested in the United States (2012 – 60%).

In the third quarter of 2012, we acquired a portfolio of investment properties in the United Kingdom and established a platform to manage our investment in that market. This investment was previously managed out of the platform in the United States. We have presented segment information for the United Kingdom segment beginning in the third quarter of 2012 and have revised our segment presentation for the comparative period consistent with our current segment composition as required by IFRS 8, “Operating Segments.”

We disclose information about our reportable segments based upon the measures used by management in assessing the performance of those reportable segments. We use commercial property net operating income as a measure of operating performance and funds from operations, a widely used measure in analyzing real estate, as a measure of segment profit (or loss). The following summary presents segmented financial information for our principal areas of business:

	United States		Canada		Australia		United Kingdom		Total
(Millions)	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
Six months ended	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Commercial property revenue	$692	$667	$279	$272	$153	$118	$11	$—	$1,135	$1,057
Direct commercial property expense	(285)	(264)	(115)	(112)	(34)	(27)	(8)	—	(442)	(403)
Commercial property net operating income	407	403	164	160	119	91	3	—	693	654
Interest and other income	41	6	2	17	19	20	2	(1)	64	42
Interest expense(1)	(199)	(197)	(71)	(77)	(58)	(42)	(1)	—	(329)	(316)
Administrative expense(2)	(45)	(44)	(35)	(31)	(17)	(6)	(1)	—	(98)	(81)
Other	(7)	—	1	—	1	—	1	—	(4)	—
Funds from operations of equity accounted investments	34	39	3	3	12	8	1	2	50	52
Funds from discontinued operations	—	10	—	—	—	—	—	—	—	10
Non-controlling interests in funds from operations	(12)	(22)	(12)	(12)	(1)	(2)	—	—	(25)	(36)
Funds from operations	219	195	52	60	75	69	5	1	351	325
Fair value gains	242	177	60	212	135	70	26	1	463	460
Fair value gains (losses) of equity accounted investments	27	27	—	—	7	(11)	6	—	40	16
Other	5	1	(1)	—	(5)	—	(1)	(1)	(2)	—
Income taxes	9	(27)	(39)	(95)	(62)	(35)	—	—	(92)	(157)
Funds from discontinued operations	—	(10)	—	—	—	—	—	—	—	(10)
Non-controlling interests in funds from operations	12	22	12	12	1	2	—	—	25	36
Income from continuing operations	514	385	84	189	151	95	36	1	785	670
Income (loss) from discontinued operations	—	(2)	—	—	—	—	—	—	—	(2)
Net income	514	383	84	189	151	95	36	1	785	668
Net income attributable to non-controlling interests	47	47	15	51	7	1	—	—	69	99
Net income attributable to shareholders	$467	$336	$69	$138	$144	$94	$36	$1	$716	$569

(1)	Includes allocation of interest expense on corporate debt and capital securities of $7 million to United States and $26 million to Canada for six months ended June 30, 2013 (2012 - $10 million to United States and $29 million to Canada)
(2)	Includes allocation of corporate-level administrative expenses of $9 million to United States, $5 million to Canada and $10 million to Australia for the six months ended June 30, 2013 (2012 - $10 million to United States, $3 million to Canada and nil to Australia)

	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,
(Millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Total assets	$16,824	$16,534	$5,458	$5,513	$4,117	$4,524	$1,142	$908	$27,541	$27,479
Total liabilities	$8,486	$8,417	$3,704	$3,753	$1,803	$2,009	$349	$336	$14,342	$14,515

(Millions)	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
Six months ended	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Total commercial property net operating income(1)	$464	$460	$167	$163	$157	$129	$3	$—	$791	$752
(1)	Includes commercial property net operating income of equity accounted investments of $57 million, $3 million, $38 million and nil in the United States, Canada, Australia and the United Kingdom commercial operations, respectively, for the six months ended June 30, 2013 (2012 - $57 million, $3 million, $38 million and nil, respectively)

Brookfield Office Properties	41

QUARTERLY RESULTS

The 2013, 2012 and 2011 results in accordance with IFRS by quarter are as follows:

	2013		2012				2011
(Millions, except per share information)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Commercial property revenue	$569	$566	$579	$559	$549	$508	$510	$461	$353	$353
Net income from continuing operations attributable to shareholders	441	275	333	371	224	347	342	423	596	208
Net income attributable to shareholders	441	275	342	376	217	352	338	415	631	306

Net income (loss) per share attributable to common shareholders – basic
Continuing operations	$0.83	$0.51	$0.62	$0.70	$0.41	$0.66	$0.65	$0.81	$1.16	$0.53
Discontinued operations	—	—	0.02	0.01	(0.01)	0.01	(0.01)	(0.01)	0.07	0.05
	$0.83	$0.51	$0.64	$0.71	$0.40	$0.67	$0.64	$0.80	$1.23	$0.58

Net income (loss) per share attributable to common shareholders – diluted
Continuing operations	$0.78	$0.48	$0.58	$0.65	$0.39	$0.61	$0.59	$0.73	$1.05	$0.49
Discontinued operations	—	—	0.01	0.01	(0.01)	0.01	(0.01)	(0.01)	0.06	0.05
	$0.78	$0.48	$0.59	$0.66	$0.38	$0.62	$0.58	$0.72	$1.11	$0.54

Commercial property revenue varies quarter to quarter due to acquisitions and dispositions of investment properties as well as new leases and renewals at market rents. In addition to the variations in commercial property revenue, net income attributable to shareholders varies largely due to fair value gains and losses in each given period.

42	Q2/2013 Interim Report

PART III – RISKS AND UNCERTAINTIES

Brookfield Office Properties’ financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cashflow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects us against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form, which is posted on our website at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

PROPERTY RELATED RISKS

Commercial Properties

Our strategy is to invest in high-quality office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings – see “Credit Risk” below) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the office property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners and managers of premier office properties, lease roll-overs also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio, to the extent possible, evenly over a 10-year time horizon. We believe that this strategy will allow us to manage interest rate risk most effectively.

As outlined under “Capital Resources and Liquidity,” beginning on page 30 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy of staggering the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

At June 30, 2013, we had a floating rate bank credit facility of $695 million which matures in March 2014. Additionally, one of our subsidiaries has bilateral agreements with a number of Canadian chartered banks for an aggregate floating rate bank credit facility of C$200 million, the terms of which extend to June 2014. At June 30, 2013, the balances drawn on these facilities were $365 million. There is a risk that lenders will not refinance these facilities on terms and conditions acceptable to us or on any terms at all. However, we have historically been successful in negotiating extensions. Approximately 32% of our outstanding commercial property debt at June 30, 2013, is floating rate debt (December 31, 2012 – 29%) and subject to fluctuations in interest rates. The effect of a 100 basis point increase in interest rates on interest expense relating to our corporate and commercial floating rate debt, up to 5% LIBOR, is an increase in interest expense of $37 million or $0.07 per diluted weighted average share outstanding on an annualized basis. We have exposure to interest rates within our equity accounted investments. In addition, we have exposure to interest rates on fixed rate debt that is maturing in the near term, which we define as 3 years. This exposure totals $1,200 million based on the amount of debt at maturity. As discussed in the Derivative Financial Instruments section beginning on page 47, we have mitigated, to some extent, the exposure to interest rate fluctuations on variable rate debt and near term maturities of fixed rate debt through interest rate derivative contracts.

We currently have a level of indebtedness of 48% of fair value of our commercial properties (December 31, 2012 – 48%). It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace and the fair value of our assets, and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.

Brookfield Office Properties	43

CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 7.8% of our tenant base and currently, no one tenant comprises more than this.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 10 of this MD&A.

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

				000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	2013	2014	2015	2016	2017	2018	Beyond	Year of Expiry(3)	Total	Percent of Leasable(2)
1	Government & Government Agencies	Various	AAA/AA+	1,147	353	762	274		548	2,084	Various	5,168	7.8%
2	Bank of America/Merrill Lynch(4)	Denver/LA/NY/Tor./D.C.	A-	2,864		21	55		47	1,665		4,652	7.1%
3	CIBC World Markets(5)	Calgary/Houston/NY/Tor.	A+				7			1,422	2034	1,429	2.2%
4	Suncor Energy Inc.	Calgary	BBB+	24						1,271	2028	1,295	2.0%
5	Bank of Montreal	Calgary/Toronto	A+	11	13		17		27	1,014	2023	1,082	1.6%
6	Morgan Stanley	Denver/NY/Toronto	A-		18	48				993	2030	1,059	1.6%
7	Royal Bank of Canada	Bos./Cal./NY/Tor./Van./D.C.	AA-	71		12	16	143		778	2025	1,020	1.5%
8	PricewaterhouseCoopers	Cal./Houston/LA/Sydney/Perth	Not Rated			237	424			235	2026	896	1.4%
9	JPMorgan Chase & Co.	Denver/Houston/LA/NY	A			24		8		857	2022	889	1.3%
10	Imperial Oil	Calgary	AAA				718					718	1.1%
11	EnCana Corporation	Calgary/Denver	BBB			241				468	2019	709	1.1%
12	KPMG	Perth/Sydney/Toronto	Not Rated				298			372	2024	670	1.0%
13	BHP Billiton	Perth	A+							661	2027	661	1.0%
14	Devon Energy	Houston	BBB+							641	2020	641	1.0%
15	Macquarie Group	Cal./Houston/Perth/Sydney/Tor.	BBB		62		8	56		498	2022	624	0.9%
16	Commonwealth Bank	Melbourne/Sydney	AA-				5		3	551	2022	559	0.9%
17	Wells Fargo	New York/LA/D.C.	A+		66	403			60	27	2022	556	0.8%
18	Cadwalader, Wickersham & Taft LLP	New York	Not Rated							549	2025	549	0.8%
19	Chevron Corporation	Houston	AA					236		299	2019	535	0.8%
20	Clearly, Gottlieb, Steen & Hamilton	New York	Not Rated							506	2031	506	0.8%
	Total			4,117	512	1,748	1,822	443	685	14,891		24,218	36.7%
	Percent of Total			17.0%	2.1%	7.2%	7.5%	1.8%	2.8%	61.6%		100.0%
(1)	From Standard & Poor’s, Moody’s or DBRS
(2)	Prior to considering partnership interests in partially-owned properties
(3)	Reflects the year of maturity related to lease(s) included in the ‘Beyond’ column and is calculated for multiple leases on a weighted average basis based on square feet where practicable
(4)	Bank of America/Merrill Lynch leases 4.3 million square feet at Brookfield Place New York, of which they occupy 2.3 million square feet with the balance being subleased to various subtenants ranging in size up to 500,000 square feet. Of this 2.3 million square feet, 1.5 million is in 250 Vesey Street and 0.8 million square feet is in 225 Liberty Street
(5)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers and approximately 100,000 square feet to Sumitomo Corporation of America

When we make loans or enter into other financial arrangements with related parties, we manage credit risk by entering into such transactions under normal commercial terms.

44	Q2/2013 Interim Report

LEASE ROLL-OVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; on average only 7% of our leases mature annually over the next five years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 10 of this MD&A.

The following table sets out lease expiries, by square footage, for our portfolio at June 30, 2013, including our equity accounted investments:

(000's Sq. Ft.)	Currently Available	2013	2014	2015	2016	2017	2018	2019	2020 & Beyond	Total
Midtown, New York	791	64	19	401	329	54	272	824	3,489	6,243
Downtown, New York	658	3,006	342	765	518	647	78	9	6,282	12,305
Boston	204	―	13	9	5	16	254	23	272	796
Washington, D.C.	823	90	994	412	301	213	1,491	316	1,952	6,592
Los Angeles	492	106	201	271	431	284	689	341	1,677	4,492
Houston	824	98	386	656	256	739	417	316	3,271	6,963
Denver	821	13	183	140	177	217	100	520	472	2,643
Seattle	99	―	21	95	79	168	93	8	136	699
Toronto	475	119	278	506	836	539	486	631	4,880	8,750
Calgary	16	23	42	215	756	65	225	99	4,194	5,635
Ottawa	5	1,148	10	546	9	8	―	―	18	1,744
Sydney	57	106	109	586	808	120	696	75	1,536	4,093
Melbourne	23	25	86	152	106	153	30	513	984	2,072
Perth	4	―	272	9	12	88	14	220	917	1,536
London	133	―	124	6	71	―	6	93	355	788
Other	16	84	10	35	77	20	26	37	280	585
Total	5,441	4,882	3,090	4,804	4,771	3,331	4,877	4,025	30,715	65,936

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes present in our buildings, released or deposited on or in our properties or disposed of at other locations. These costs could be significant and would reduce cash available for our business. The failure to remove or remediate such substances could adversely affect our ability to sell our properties or our ability to borrow using such real estate as collateral and could potentially result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties, nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulators could have an adverse effect on our business, financial condition or results of operations.

OTHER RISKS AND UNCERTAINTIES

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed or new tenants are found promptly to fill vacancies at attractive rental rates. With leasing markets performance being impacted by the strength of the economies in which we operate, it is possible we could see downward pressure on overall occupancy levels and net effective rents if economic recovery slows or stalls. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average remaining term of seven years.

Brookfield Office Properties	45

INSURANCE RISKS

United States

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other U.S. properties. This coverage is subject to a deductible of 5% of the value of the affected property for California and Seattle locations and $100,000 for all other locations. The weather catastrophe limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 3% of the value of the affected property for U.S. locations located in traditional windstorm-exposed areas. All other locations are subject to a $50,000 deductible. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence. In New York State, the Commonwealth of Massachusetts and the District of Columbia, the weather catastrophe deductible is $50,000 with the exception of one insurer that has a deductible of $875,000. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001, and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. The Terrorism Risk Insurance Program Reauthorization Act of 2007 was signed into law on December 26, 2007. It extends the TRIA program through December 2014.

With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty provides $4.0 billion of TRIA coverage for all U.S. properties. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II”). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2013, we expect Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.

Canada

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is C$1.5 billion per occurrence. Our earthquake limit is C$500 million per occurrence and in the annual aggregate. This coverage is subject to a C$100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is C$500 million per occurrence and in the annual aggregate, and is subject to a deductible of C$25,000 for all losses arising from the same occurrence. Windstorm is included under the all risk coverage limit of C$1.5 billion.

With respect to our Canadian properties, we purchase an insurance policy that covers acts of terrorism for limits up to C$1.2 billion.

Australia

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is A$1.25 billion per occurrence. Our earthquake limit is A$727 million per occurrence and in the aggregate. The weather catastrophe limit is A$727 million per occurrence and in the annual aggregate. Both earthquake and weather catastrophe coverage is subject to a deductible of 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is A$727 million per occurrence and in the annual aggregate subject to a deductible of A$10,000 per occurrence. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

Terrorism insurance is provided through the Australian Reinsurance Pool Corporation (“ARPC”). ARPC is a statutory corporation established under the Terrorism Insurance Act 2003 to offer reinsurance for terrorism risk in Australia. The Terrorism Insurance Act 2003 renders terrorism exclusion clauses in eligible insurance contracts ineffective in relation to loss or liabilities arising from a declared terrorist incident affecting eligible property located in Australia.

United Kingdom

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage up to the replacement cost value of the asset. Flood, earthquake, wind and terrorism coverage is included in the coverage provided all subject to a £250 deductible.

46	Q2/2013 Interim Report

FOREIGN EXCHANGE FLUCTUATIONS

Approximately 39% of our assets and 39% of our revenues originate in Canada, Australia and the United Kingdom and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies. Similarly, we attempt to mitigate the currency risk on revenues by incurring associated operating costs and interest expense in local currencies. As discussed under Derivative Financial Instruments our hedging policy does not require us to hedge the remaining net capital invested in non-U.S. operations, due to the long term ownership profile of our assets. We will, however, enter into hedging arrangements from time to time if we believe currency valuations are misaligned and to protect shorter term capital flows. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged.

At June 30, 2013, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $1 million on an annual basis. At June 30, 2013, based on our net Australian dollar funds from operations, a $0.01 appreciation in the Australian dollar relative to the U.S. dollar would result in an increase in our funds from operations of $1 million on an annual basis. At June 30, 2013, based on our net British pound funds from operations, a $0.01 appreciation in the British pound relative to the U.S. dollar would not result in a material increase in our funds from operations on an annual basis.

DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. Over the last two years, we may have used the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;
•	Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated transactions;
•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•	Interest rate caps to hedge interest rate risk on a portion of our variable rate debt; and
•	Total return swaps on our shares to economically hedge exposure to variability in share price under our Deferred Share Unit Plans.

We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.

Interest Rate Hedging

The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at June 30, 2013, and December 31, 2012:

(Millions)	Hedging Item	Notional		Rates	Maturity Dates	Fair Value
Jun. 30, 2013	Interest rate caps of US$ LIBOR debt		$1,203	3.8% to 5.0%	Aug 2013 to Jun 2015		nil
	Interest rate swaps of US$ LIBOR debt		$853	0.6% to 5.7%	Jul 2013 to Jun 2016		$(9)
	Interest rate swaps of £ LIBOR debt		£134	1.1%	Sep 2017		nil
	Interest rate swaps of A$ BBSW/BBSY debt	A$	1,050	3.5% to 5.9%	Jan 2014 to Jul 2017	A$	(52)
	Interest rate swaps on forecasted fixed rate debt		$1,005	2.3% to 4.7%	Jun 2024 to May 2025		$(64)
	Interest rate swaps on forecasted fixed rate debt	C$	300	2.6% to 3.4%	Nov 2023 to Dec 2024	C$	10
Dec. 31, 2012	Interest rate caps of US$ LIBOR debt		$1,138	3.8% to 5.5%	Jan 2013 to Mar 2014		nil
	Interest rate swaps of US$ LIBOR debt		$929	0.6% to 5.7%	Jul 2013 to Jun 2016		$(13)
	Interest rate swaps of £ LIBOR debt		£134	1.1%	Sep 2017		£(2)
	Interest rate swaps of A$ BBSW/BBSY debt	A$	1,045	3.5% to 5.9%	Jan 2014 to Jul 2017	A$	(66)
	Interest rate swaps on forecasted fixed rate debt		$1,075	2.1% to 4.7%	Jun 2023 to May 2025		$(143)
	Interest rate swaps on forecasted fixed rate debt	C$	300	2.6% to 3.4%	Nov 2023 to Dec 2024	C$	(7)

We enter into interest rate caps to limit debt service costs on certain LIBOR-based debt as required by the lender. We enter into interest rate swaps to fix the interest rate on certain floating rate debt to limit exposure to fluctuations in floating interest rates. We enter into swaps, from time to time, on forecasted fixed rate debt to lock in interest rates on future refinancings and protect against higher debt service costs in a rising interest rate environment.

For the three and six months ended June 31, 2013 and 2012, the amount of hedge ineffectiveness recorded in earnings in connection with our interest rate hedging activities was not significant.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable swap curves derived from market interest rates.

Brookfield Office Properties	47

Foreign Currency Hedging

The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at June 30, 2013, and December 31, 2012:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Jun. 30, 2013	―	―	―	―	―	―	―
Dec. 31, 2012	Foreign currency forward	British pounds	£45	£0.62/US$	nil	Mar 2013	GBP denominated net investment

In addition, as of June 30, 2013, we have designated C$900 million (December 31, 2012 – C$1,100 million) of our Canadian dollar financial liabilities as hedges of the net investment in our Canadian operations.

For the three and six months ended June 30, 2013 and 2012, the amount of hedge ineffectiveness recorded in earnings in connection with our foreign currency hedging activities was not significant.

Other Derivatives

The following table provides details of other derivatives outstanding as at June 30, 2013, and December 31, 2012:

(Millions)	Derivative Type	Fair Value	Fair Value (Gain)/Loss	Classification of Gain/Loss
Jun. 30, 2013	Total return swap(1)	―	$(1)	Administrative expense
Dec. 31, 2012	Total return swap(1)	$1	$(1)	Administrative expense

(1)	Relates to the total return swap on the company’s shares in connection with its Deferred Share Unit Plans

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

48	Q2/2013 Interim Report

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICY

The company adopted IFRS 10, “Consolidated Financial Statements” (“IFRS 10”) and IFRS 11, “Joint Arrangements” (“IFRS 11”), effective January 1, 2013.

(i)	As a result of the adoption of IFRS 10, the company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the company controls the investee on the basis of de facto circumstances. In accordance with the transitional provisions of IFRS 10, the company re-assessed the control conclusion for its investees at January 1, 2013. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

(ii)	As a result of the adoption of IFRS 11, the company has changed its accounting policy with respect to its interests in joint arrangements. Under IFRS 11, the company classifies its interests in joint arrangements as either joint operations or joint ventures, depending on the company’s rights to the assets and obligation for the liabilities of the arrangements. When making this assessment, the company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the primary focus of classification. The company has re-evaluated its involvement in its joint arrangements. The company reports its interests in joint ventures using the equity method of accounting and its interests in joint operations are reported by recognizing the company’s share of assets, liabilities, revenues and expenses. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

The company also adopted IFRS 13, “Fair Value Measurement” (“IFRS 13”), effective January 1, 2013. IFRS 13 establishes a single source for fair value measurements and disclosures about fair value measurements. IFRS 13 defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. IFRS 13 applies to both financial instruments and non-financial instruments for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. The adoption of this guidance did not result in any changes to carrying amounts, however additional disclosures have been reflected in the company’s condensed consolidated financial statements as a result of related amendments to the disclosure requirements of IAS 34.

The company adopted certain amendments to IAS 1, “Presentation of Items of Other Comprehensive Income” (“Amendments to IAS 1”), effective January 1, 2013. The Amendments to IAS 1 require the company to present the items of other comprehensive income that may be reclassified to profit or loss in the future, separately from those that would never be reclassified to profit or loss. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

FUTURE ACCOUNTING POLICY CHANGES

Financial Instruments

IFRS 9, “Financial Instruments” (“IFRS 9”) is a multi-phase project to replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the International Accounting Standards Board (“IASB”) reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7, “Financial Instruments: Disclosures.” Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015. Earlier application is permitted. We anticipate adopting IFRS 9 in the first quarter of the year for which the standard is applicable and are currently evaluating the impact to our consolidated financial statements.

USE OF ESTIMATES

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Brookfield Office Properties	49

RELATED PARTY TRANSACTIONS

In the normal course of operations, we enter into various transactions on market terms with related parties, which have been measured at exchange value. The following table summarizes transactions and balances with BAM and its subsidiaries:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Transactions with related parties
Commercial property revenue(1)	$2	$3	$4	$5
Interest and other income	12	17	23	37
Interest expense on commercial property debt	3	6	7	13
Management fees paid	2	—	4	—
Administrative expense(2)	13	13	25	23

	Jun. 30, 2013	Dec. 31, 2012
Balances outstanding to (from) related parties
Participating loan interests	$590	$628
Other non-current financial assets	92	104
Receivables and other assets	47	115
Commercial property debt	(172)	(229)
(1)	Amounts received from BAM and its subsidiaries for the rental of office premises
(2)	Amounts paid to BAM and its subsidiaries for administrative services

In the first and second quarter of 2013, we sold a portion of the company’s ownership interest in an associate to a subsidiary of BPY. In addition, an associate was restructured, with a subsidiary of BAM acquiring an ownership interest. Refer to page 20.

In the second quarter of 2013, we entered into a contract to construct an investment property in Perth with a subsidiary of BAM.

50	Q2/2013 Interim Report

DIVIDENDS

Dividends paid per share by Brookfield Office Properties during the first and second quarter of 2013, and the year ended December 31, 2012, are as follows:

			Three months ended	Three months ended	Year ended
		Currency	Jun. 30, 2013	Mar. 31, 2013	Dec. 31, 2012
Common shares	US$		$0.1400	$0.1400	$0.5600
Class A preferred shares	C$		―	0.0417	0.0833
Class AA Series E preferred shares	C$		0.1312	0.1312	0.5250
Class AAA Series E preferred shares	C$		0.1305	0.1291	0.5250
Class AAA Series F preferred shares	C$		―	0.1233	1.5000
Class AAA Series G preferred shares	US$		0.3281	0.3281	1.3125
Class AAA Series H preferred shares	C$		0.3594	0.3594	1.4375
Class AAA Series I preferred shares	C$		―	―	0.3250
Class AAA Series J preferred shares	C$		0.3125	0.3125	1.2500
Class AAA Series K preferred shares	C$		0.3250	0.3250	1.3000
Class AAA Series L preferred shares	C$		0.4219	0.4219	1.6875
Class AAA Series N preferred shares	C$		0.3844	0.3844	1.5375
Class AAA Series P preferred shares	C$		0.3219	0.3219	1.2875
Class AAA Series R preferred shares	C$		0.3188	0.3188	1.2750
Class AAA Series T preferred shares	C$		0.2875	0.2875	0.3434
Class AAA Series V preferred shares	C$		0.2028	―	―
Class AAA Series W preferred shares	C$		0.2029	―	―
Class AAA Series X preferred shares	C$		1,642.1922	―	―
Class AAA Series Y preferred shares	C$		0.2028	―	―
Class AAA Series Z preferred shares	C$		0.0821	―	―

Brookfield Office Properties	51

Condensed Consolidated Balance Sheets

Unaudited (U.S. Millions)	Note	Jun. 30, 2013	Dec. 31, 2012
Assets
Non-current assets
Investment properties
Commercial properties	3	$22,239	$22,442
Commercial developments	3	1,423	1,138
Equity accounted investments and participating loan interests
Investments in joint ventures	4	1,918	1,778
Investments in associates	5	125	156
Participating loan interests	6	590	628
Other non-current financial assets	7	200	209
		26,495	26,351
Current assets
Receivables and other assets	8	376	525
Restricted cash and deposits		86	103
Cash and cash equivalents		454	362
		916	990
Assets held for sale	9	130	138
Total assets		$27,541	$27,479

Liabilities
Non-current liabilities
Commercial property debt	10	$9,664	$9,716
Capital securities	11	633	664
Other non-current financial liabilities	12	354	473
Deferred tax liabilities	14	865	732
		11,516	11,585
Current liabilities
Commercial property debt	10	1,950	1,732
Capital securities	11	―	202
Accounts payable and accrued liabilities	13	812	926
		2,762	2,860
Liabilities associated with assets held for sale	9	64	70
Total liabilities		14,342	14,515

Equity
Preferred equity	15	1,542	1,345
Common equity	15	10,486	10,086
Total shareholders’ equity		12,028	11,431
Non-controlling interests	15	1,171	1,533
Total equity		13,199	12,964
Total liabilities and equity		$27,541	$27,479

See accompanying notes to the condensed consolidated financial statements

52	Q2/2013 Interim Report

Condensed Consolidated Statements of Income

Unaudited		Three months ended Jun. 30		Six months ended Jun. 30
(U.S. Millions, except per share information)	Note	2013	2012	2013	2012
Commercial property revenue	16	$569	$549	$1,135	$1,057
Direct commercial property expense	16	225	207	442	403
Interest and other income	16	24	20	64	42
Interest expense
Commercial property debt	16	155	152	311	290
Capital securities	16	8	12	18	26
Administrative expense	16	56	41	98	81
Income (loss) from continuing operations before fair value gains (losses), share of net earnings from equity accounted investments and income taxes		149	157	330	299
Fair value gains (losses), net	17	292	167	463	460
Share of net earnings from equity accounted investments	18	69	21	90	68
Income (loss) from continuing operations before income taxes		510	345	883	827
Income taxes	14	35	77	98	157
Income (loss) from continuing operations		475	268	785	670
Income (loss) from discontinued operations	9	―	(7)	―	(2)
Net income (loss)		$475	$261	$785	$668

Net income (loss) attributable to
Shareholders		$441	$217	$716	$569
Non-controlling interests		34	44	69	99
		$475	$261	$785	$668
Net income (loss) per share attributable to common shareholders - basic
Continuing operations		$0.83	$0.41	$1.34	$1.07
Discontinued operations		―	(0.01)	―	(0.01)
		$0.83	$0.40	$1.34	$1.06
Net income (loss) per share attributable to common shareholders - diluted
Continuing operations		$0.78	$0.39	$1.26	$1.00
Discontinued operations		―	(0.01)	―	―
		$0.78	$0.38	$1.26	$1.00

See accompanying notes to the condensed consolidated financial statements

Brookfield Office Properties	53

Condensed Consolidated Statements of Comprehensive Income

Unaudited	Three months ended Jun. 30		Six months ended Jun. 30
(U.S. Millions)	2013	2012	2013	2012
Net income	$475	$261	$785	$668
Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	(410)	(80)	(510)	17
Gains (losses) on hedges of net investments in foreign operations, net of income taxes for the three and six months ended Jun. 30, 2013 of nil and nil, respectively (2012 – nil and $1 million)	29	20	54	(6)
	(381)	(60)	(456)	11
Derivatives designated as cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three and six months ended Jun. 30, 2013 of $25 million and $31 million, respectively (2012 – $27 million and $24 million)	68	(73)	87	(31)
Reclassification of losses (gains) on derivatives designated as cash flow hedges, net of income taxes for the three and six months ended Jun. 30, 2013 of $1 million and $2 million, respectively (2012 – $1 million and $1 million)	3	3	6	5
	71	(70)	93	(26)
Unrealized gains (losses) on equity securities designated as available-for-sale, net of income taxes for the three and six months ended Jun. 30, 2013 of nil and nil, respectively (2012 – nil and nil)	―	―	3	―
Other comprehensive income (loss)	(310)	(130)	(360)	(15)
Comprehensive income (loss)	$165	$131	$425	$653

Comprehensive income (loss) attributable to
Shareholders
Net income	$441	$217	$716	$569
Other comprehensive income (loss)	(297)	(106)	(324)	(8)
	144	111	392	561
Non-controlling interests
Net income	34	44	69	99
Other comprehensive income (loss)	(13)	(24)	(36)	(7)
	$21	$20	$33	$92

See accompanying notes to the consolidated financial statements

54	Q2/2013 Interim Report

Condensed Consolidated Statements of Changes in Equity

Unaudited (U.S. Millions)	Common Shares	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Common Equity	Preferred Equity	Non- Controlling Interests	Total Equity
Balance at Dec. 31, 2012	$3,342	$193	$6,475	$76	$10,086	$1,345	$1,533	$12,964
Changes in period
Net income (loss)	―	―	716	―	716	―	69	785
Other comprehensive income (loss)	―	―	―	(324)	(324)	―	(36)	(360)
Comprehensive income (loss)	―	―	716	(324)	392	―	33	425
Shareholder distributions
Common equity	―	―	(141)	―	(141)	―	―	(141)
Preferred equity	―	―	(40)	―	(40)	―	―	(40)
Non-controlling interests	―	―	―	―	―	―	(10)	(10)
Other items
Equity issuances	4	181	―	―	185	197	―	382
Equity redemptions	―	―	―	―	―	―	(385)	(385)
Dividend reinvestment	1	―	―	―	1	―	―	1
Share-based compensation	―	3	―	―	3	―	―	3
Change in period	5	184	535	(324)	400	197	(362)	235
Balance at Jun. 30, 2013	$3,347	$377	$7,010	$(248)	$10,486	$1,542	$1,171	$13,199

Unaudited (U.S. Millions)	Common Shares	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Common Equity	Preferred Equity	Non- Controlling Interests	Total Equity
Balance at Dec. 31, 2011	$3,330	$185	$5,540	$25	$9,080	$1,095	$1,504	$11,679
Changes in period
Net income (loss)	―	―	569	―	569	―	99	668
Other comprehensive income (loss)	―	―	―	(8)	(8)	―	(7)	(15)
Comprehensive income (loss)	―	―	569	(8)	561	―	92	653
Shareholder distributions
Common equity	―	―	(141)	―	(141)	―	―	(141)
Preferred equity	―	―	(33)	―	(33)	―	―	(33)
Non-controlling interests	―	―	―	―	―	―	(37)	(37)
Other items
Equity issuances	1	―	―	―	1	―	―	1
Equity redemptions	(2)	(3)	―	―	(5)	―	―	(5)
Dividend reinvestment	1	―	―	―	1	―	―	1
Share-based compensation	―	4	―	―	4	―	―	4
Ownership changes, net	―	2	―	―	2	―	(5)	(3)
Change in period	―	3	395	(8)	390	―	50	440
Balance at Jun. 30, 2012	$3,330	$188	$5,935	$17	$9,470	$1,095	$1,554	$12,119

See accompanying notes to the condensed consolidated financial statements

Brookfield Office Properties	55

Condensed Consolidated Statements of Cashflow

Unaudited		Six months ended Jun. 30
(U.S. Millions)	Note	2013	2012
Operating activities
Net income (loss)		$785	$668
Share of undistributed net earnings from equity accounted investments		(54)	(31)
Fair value (gains) losses, net		(463)	(448)
Deferred income tax expense	14	144	124
(Gains) losses, net		(22)	―
Depreciation		10	7
Accretion of debt discount and transaction costs		12	15
Share-based compensation expense	19	5	4
Initial direct leasing costs		(17)	(44)
Working capital and other		(269)	(101)
		131	194
Financing activities
Commercial property debt arranged		1,889	990
Commercial property debt repaid		(1,624)	(730)
Corporate credit facilities arranged		402	585
Corporate credit facilities repaid		(92)	(272)
Capital securities redeemed		(201)	(153)
Distributions to non-controlling interests		(10)	(37)
Preferred share dividends	15	(40)	(33)
Common shares issued		4	1
Common shares repurchased		―	(2)
Common share dividends	15	(141)	(141)
		187	208
Investing activities
Acquisition of real estate		(86)	(407)
Disposition of real estate		137	113
Other real estate investments		―	(135)
Acquisition of investment in joint venture		(121)	―
Disposition of investment in associate		14	―
Foreign currency hedges of net investments		1	(7)
Interest rate hedges on commercial property debt		(20)	(10)
Loans receivable arranged		―	―
Loans receivable from affiliate arranged		(160)	―
Loans receivable from affiliate repaid		235	108
Restricted cash and deposits		17	(24)
Capital expenditures – development and redevelopment		(115)	(108)
Capital expenditures – commercial properties		(128)	(85)
		(226)	(555)
(Decrease) increase in cash resources		92	(153)
Cash and cash equivalents, beginning of period		362	434
Cash and cash equivalents, end of period		$454	$281

See accompanying notes to the condensed consolidated financial statements

56	Q2/2013 Interim Report

Notes to the Condensed Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE COMPANY

Brookfield Office Properties Inc. (“Brookfield Office Properties” or “the company”) is incorporated under the laws of Canada. The company owns, develops and manages premier office properties in the United States (“U.S.”), Canada, Australia and the United Kingdom (“U.K.”). The company is an indirect subsidiary of Brookfield Property Partners L.P. (“BPY”), which owns approximately 51% of the company’s voting shares. Brookfield Asset Management Inc. (“BAM”) is the company’s ultimate parent. The company’s common shares trade on the New York Stock Exchange and Toronto Stock Exchange under the symbol BPO. The registered office of the company is P.O. Box 770, Suite 330, Brookfield Place Toronto, 181 Bay Street, Toronto, Ontario, M5J 2T3 and it operates head offices in New York, Toronto, Sydney and London.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”), have been omitted or condensed.

The condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2012, except for the impact of the adoption of the accounting standards described below. The condensed consolidated financial statements have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.

The condensed consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2012.

(b)	Adoption of Accounting Standards

The company adopted IFRS 10, “Consolidated Financial Statements” (“IFRS 10”) and IFRS 11, “Joint Arrangements” (“IFRS 11”), effective January 1, 2013.

(i)	As a result of the adoption of IFRS 10, the company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the company controls the investee on the basis of de facto circumstances. In accordance with the transitional provisions of IFRS 10, the company re-assessed the control conclusion for its investees at January 1, 2013. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

(ii)	As a result of the adoption of IFRS 11, the company has changed its accounting policy with respect to its interests in joint arrangements. Under IFRS 11, the company classifies its interests in joint arrangements as either joint operations or joint ventures, depending on the company’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the primary focus of classification. The company has re-evaluated its involvement in its joint arrangements. The company reports its interests in joint ventures using the equity method of accounting and its interests in joint operations are reported by recognizing the company’s share of assets, liabilities, revenues and expenses. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

The company also adopted IFRS 13, “Fair Value Measurement” (“IFRS 13”), effective January 1, 2013. IFRS 13 establishes a single source for fair value measurements and disclosures about fair value measurements. IFRS 13 defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. IFRS 13 applies to both financial instruments and non-financial instruments for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. The adoption of this guidance did not result in any changes to carrying amounts, however additional disclosures have been reflected in the company’s condensed consolidated financial statements as a result of related amendments to the disclosure requirements of IAS 34.

The company adopted certain amendments to IAS 1, “Presentation of Items of Other Comprehensive Income” (“Amendments to IAS 1”), effective January 1, 2013. The Amendments to IAS 1 require the company to present the items of other comprehensive income that may be reclassified to profit or loss in the future, separately from those that would never be reclassified to profit or loss. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

Brookfield Office Properties	57

(c)	Estimates

The preparation of condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the company’s consolidated financial statements for the year ended December 31, 2012.

NOTE 3: INVESTMENT PROPERTIES

	Six months ended		Year ended
	Jun. 30, 2013		Dec. 31, 2012
	Commercial	Commercial	Commercial	Commercial
(Millions)	properties	developments	properties	developments
Balance, beginning of period	$22,442	$1,138	$19,258	$1,412
Additions
Property acquisitions and investments	77	131	741	365
Capital expenditures	123	121	241	258
Initial direct leasing costs	17	―	56	—
Dispositions and reclassification to assets held for sale	(130)	―	(44)	—
Reclassification from commercial developments to commercial properties	―	―	989	(989)
Fair value gains (losses)	366	76	897	82
Foreign currency translation	(724)	(43)	205	8
Other changes	68	―	99	2
Balance, end of period	$22,239	$1,423	$22,442	$1,138

During the second quarter of 2013, the company acquired Leadenhall Court in London for £50 million. The acquisition represents a business combination accounted for in accordance with IFRS 3(R), “Business Combinations.” At the date the company acquired control, $76 million was assigned to commercial properties of the entity that holds this investment property.

In the period from the acquisition date to June 30, 2013, the company recorded commercial property revenue and net income attributable to shareholders in connection with this property of nil and nil, respectively. If the acquisition had been as of January 1, 2013, the commercial property revenue and net income attributable to shareholders of the combined company would have been $1,141 million and $721 million, respectively, for the six months ended June 30, 2013. In connection with these acquisitions, the company recognized acquisition-related costs of nil through general and administrative expense.

In addition, during the second quarter of 2013, the company exercised its option for the land lease on Principal Place, a commercial development in London, for £20 million, £13 million of which is recognized in other non-current financial liabilities. As a result, the company reclassified a £61 million contribution previously made in relation to Principal Place out of prepaid expenses and other assets to commercial developments.

The company determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Commercial developments under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with its policy, the company measures its commercial properties and commercial developments using valuations prepared by management. The company does not measure its investment properties based on valuations prepared by external valuation professionals.

58	Q2/2013 Interim Report

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following table:

	Jun. 30, 2013			Dec. 31, 2012
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	11.25%	6.50%	7.43%	10.75%	6.25%	7.32%
Terminal cap rate	9.00%	5.75%	6.34%	9.00%	5.75%	6.30%
Investment horizon (years)	21	4	11	21	4	11
Canada
Discount rate	7.75%	6.00%	6.44%	7.50%	6.00%	6.44%
Terminal cap rate	7.00%	5.25%	5.64%	7.00%	5.25%	5.64%
Investment horizon (years)	13	10	11	14	10	11
Australia
Discount rate	9.00%	8.00%	8.28%	9.75%	8.50%	8.84%
Terminal cap rate	9.00%	7.00%	7.07%	9.00%	7.00%	7.13%
Investment horizon (years)	10	10	10	10	10	10
United Kingdom
Discount rate	8.21%	7.00%	7.20%	7.20%	7.20%	7.20%
Terminal cap rate	5.75%	5.75%	5.67%	5.80%	5.80%	5.80%
Investment horizon (years)	10	10	10	10	10	10

Fair values are most sensitive to changes in discount rates and timing or variability of cashflows. A 25 basis-point decrease in the discount rate and a 25 basis-point decrease in the terminal capitalization rate will impact the fair value of commercial properties by $450 million or 2.0% and $596 million or 2.7%, respectively.

During the three and six months ended June 30, 2013, the company capitalized a total of $80 million and $121 million, respectively, (2012 – $112 million and $174 million) of costs related to commercial developments. Included in this amount is $67 million and $98 million, respectively, (2012 – $95 million and $131 million) of construction and related costs and $13 million and $23 million, respectively, (2012 – $17 million and $43 million) of capitalized borrowing costs. The weighted average capitalization rate used for capitalization of borrowing costs to commercial developments is 5.12% (December 31, 2012 – 5.78%). Included in construction and related costs for the three and six months ended June 30, 2013, is $19 million and $31 million, respectively, (2012 – $21 million and $54 million) paid to a subsidiary of BAM pursuant to contracts to construct investment properties.

NOTE 4: INVESTMENTS IN JOINT VENTURES

During the second quarter of 2013, the company acquired a 50% interest in 125 Old Broad Street in London for £79 million, net of £64 million in commercial property debt.

Summarized financial information in respect of the company’s investment in joint ventures is set out below:

(Millions)	Jun. 30, 2013	Dec. 31, 2012
Non-current assets
Commercial properties	$5,523	$5,080
Commercial developments	54	43
Current assets	128	130
Total assets	5,705	5,253
Non-current liabilities
Commercial property debt	1,935	1,747
Current liabilities	46	49
Total liabilities	1,981	1,796
Net assets	$3,724	$3,457
Company’s share of net assets	$1,918	$1,778

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Revenue	$95	$100	$187	$197
Expense	(54)	(47)	(104)	(97)
Earnings before fair value gains (losses)	41	53	83	100
Fair value gains (losses)	93	(16)	72	29
Net earnings	$134	$37	$155	$129
Company’s share of net earnings	$67	$19	$86	$65

Brookfield Office Properties	59

NOTE 5: INVESTMENTS IN ASSOCIATES

On March 1, 2013, the company sold a portion of its ownership interest in BSREP Australia Trust to a fund that is controlled by a subsidiary of BPY for cash proceeds of $8 million. The sale decreased the company’s ownership interest in the associate from 41.2% to 38.8%. During the second quarter of 2013, the company sold an additional portion of its ownership interest in BSREP Australia Trust to a fund that is controlled by a subsidiary of BPY for cash proceeds of $6 million. The sale further decreased the company’s ownership interest in the associate to 37.0%.

On February 1, 2013, Brookfield Johnson Controls Canada (“BJCC”), formerly Brookfield LePage Johnson Controls, was restructured. The company’s ownership interest in the associate effectively decreased from 39.9% to 33.1% and a subsidiary of BAM acquired a 16.8% ownership interest in the associate.

Summarized financial information in respect of the company’s investment in associates is set out below:

(Millions)	Jun. 30, 2013	Dec. 31, 2012
Total assets	$429	$485
Total liabilities	88	103
Net assets	$341	$382
Company’s share of net assets	$125	$156

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Revenue	$155	$126	$324	$263
Expense	(148)	(122)	(312)	(256)
Net earnings	$7	$4	$12	$7
Company’s share of net earnings	$2	$2	$4	$3

NOTE 6: PARTICIPATING LOAN INTERESTS

Participating loan interests, that represent interests in certain properties in Australia that do not provide the company with control over the entity that owns the underlying property, are accounted for as loans and receivables. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 26, 2020, subject to the company’s prior right to convert them into direct ownership interests in the underlying commercial properties, and a contractual interest rate that varies with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Jun. 30, 2013	Dec. 31, 2012
Darling Park Complex, Sydney	30%	$169	$178
IAG House, Sydney	50%	112	111
NAB House, Sydney	25%	112	122
Bourke Place Trust, Melbourne	43%	197	217
Total participating loan interests		$590	$628

Included in the balance of participating loan interests is an embedded derivative representing the company’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains (losses), net. The carrying value of the embedded derivative at June 30, 2013, was $61 million (December 31, 2012 – $48 million). For the three and six months ended June 30, 2013, the company recognized interest income of $10 million and $19 million, respectively, (2012 – $7 million and $14 million) on the participating loan interests and fair value gains on the associated embedded derivative of $14 million and $23 million, respectively, (2012 – fair value loss of $1 million and nil).

60	Q2/2013 Interim Report

Summarized financial information in respect of the properties underlying the company’s investment in participating loan interests is set out below:

(Millions)	Jun. 30, 2013	Dec. 31, 2012
Non-current assets	$2,326	$2,570
Current assets	89	106
Total assets	2,415	2,676
Non-current liabilities	760	673
Current liabilities	32	274
Total liabilities	792	947
Net assets	$1,623	$1,729

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Revenue	$51	$53	$105	$108
Expense	(22)	(33)	(51)	(69)
Earnings before fair value gains (losses)	29	20	54	39
Fair value gains (losses)	36	(2)	59	3
Net earnings	$65	$18	$113	$42

NOTE 7: OTHER NON-CURRENT FINANCIAL ASSETS

The components of other non-current financial assets are as follows:

(Millions)	Jun. 30, 2013	Dec. 31, 2012
Equity securities designated as available-for-sale (“AFS”)	$108	$105
Other loans receivable	92	104
Total other non-current financial assets	$200	$209

NOTE 8: RECEIVABLES AND OTHER ASSETS

The components of receivables and other assets are as follows:

(Millions)	Jun. 30, 2013	Dec. 31, 2012
Accounts receivable	$239	$195
Loan receivable from affiliate(1)	―	75
Prepaid expenses and other assets	137	255
Total receivables and other assets	$376	$525

(1)	At December 31, 2012, included a $75 million receivable from a subsidiary of BAM that was repaid during the first quarter of 2013

During the second quarter of 2013, the company exercised its option for the land lease on Principal Place, a commercial development, in London. As a result, the company reclassified a £61 million contribution previously made in relation to Principal Place out of prepaid expenses and other assets to commercial developments.

NOTE 9: ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

During the second quarter of 2013, the company reclassified Landmark Square in Los Angeles to assets held for sale upon entering into an agreement to dispose of the commercial property.

On January 31, 2013, the company sold RBC Plaza in Minneapolis for $127 million, generating net proceeds of $53 million. RBC Plaza was presented in assets held for sale at December 31, 2012.

At December 31, 2012, the properties that comprise the company’s Minneapolis portfolio were presented in assets held for sale. These properties were part of the company’s U.S. commercial segment.

(Millions)	Jun. 30, 2013	Dec. 31, 2012
Assets
Commercial properties	$130	$137
Receivables and other assets	―	1
Assets held for sale	$130	$138
Liabilities
Commercial property debt	$60	$64
Accounts payable and accrued liabilities	4	6
Liabilities associated with assets held for sale	$64	$70

Brookfield Office Properties	61

Discontinued operations included the company’s Minneapolis portfolio, a geographical area that was held for sale. The following table summarizes the income and cash flows from discontinued operations:

	Three months ended Jun. 30			Six months ended Jun. 30
(Millions, except per share information)	2013		2012	2013		2012
Commercial property revenue	$	―	$13		$3		$27
Commercial property operating costs		―	(7)		(3)		(14)
		―	6		―		13
Interest expense		―	(1)		―		(3)
Income (loss) from discontinued operations before fair value gains (losses) and income taxes		―	5		―		10
Fair value gains (losses)		―	(12)		―		(12)
Income (loss) from discontinued operations	$	―	$(7)	$	―		$(2)
Income (loss) from discontinued operations attributable to common shareholders per share – basic	$	―	$(0.01)	$	―		$(0.01)
Income (loss) from discontinued operations attributable to common shareholders per share –diluted	$	―	$(0.01)	$	―	$	―
Cash flows from (used in) operating activities	$	―	$5	$	―		$10
Cash flows from (used in) financing activities		―	(1)		(64)		(1)
Cash flows from (used in) investing activities		―	(1)		117		(1)

NOTE 10: COMMERCIAL PROPERTY DEBT

	Jun. 30, 2013		Dec. 31, 2012
(Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured Corporate Debt
Corporate revolving facility	3.34%	$365	―	$ ―
Brookfield Canada Office Properties (“BOX”) revolving facility	―	―	3.22%	68
Senior unsecured notes	4.17%	330	4.17%	350
Australian property loans(1)	4.75%	172	6.38%	199
Secured Commercial Property Debt
Fixed rate property debt	5.21%	7,438	5.60%	7,450
Variable rate property debt(2)	4.10%	3,247	4.48%	3,176
Secured note payable	8.50%	122	8.50%	269
Total	4.84%	$11,674	5.31%	$11,512

Current		$1,950		$1,732
Non-current		9,664		9,716
Associated with assets held for sale		60		64
Total		$11,674		$11,512

(1)	Property level debt payable to a subsidiary of BAM
(2)	At June 30, 2013, includes nil of other indebtedness outstanding to a subsidiary of BAM (December 31, 2012 – $30 million)

Commercial property debt includes foreign currency denominated debt payable in the functional currencies of the borrowing subsidiaries. Commercial property debt by currency is as follows:

	Jun. 30, 2013			Dec. 31, 2012
(Millions)	U.S. Dollars	Local Currency		U.S. Dollars	Local Currency
U.S. dollars	$7,372		$7,372	$7,241		$7,241
Canadian dollars	2,671	C$	2,806	2,431	C$	2,412
Australian dollars	1,430	A$	1,565	1,625	A$	1,563
British pounds	201		£132	215		£132
Total	$11,674			$11,512

At December 31, 2012, commercial property debt included an embedded derivative representing a lender’s right to participate in the appreciation in value of a notional 25% equity interest in the commercial property secured by its mortgage that could be settled, at the company’s option, in cash or equity in the underlying property on maturity of the debt in 2014. The embedded derivative was measured at fair value with changes in fair value reported through earnings in fair value gains (losses), net. The carrying amount of the embedded derivative at December 31, 2012 was $54 million. In the first quarter of 2013, the company negotiated a modification to the terms of the mortgage to establish a new fixed interest rate and remove the participation feature. The company recognized $22 million in interest and other income representing the difference between the carrying amount of the original mortgage, including the embedded derivative, and the fair value of the amended mortgage.

62	Q2/2013 Interim Report

NOTE 11: CAPITAL SECURITIES

The company has the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Jun. 30, 2013		Dec. 31, 2012
Class AAA Series E(1)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	―	6.00%		―		202
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		190		202
Class AAA Series J	8,000,000	5.00%		190		202
Class AAA Series K	6,000,000	5.20%		143		150
Total capital securities				$633		$866

Current			$	―		$202
Non-current				633		664
Total capital securities				$633		$866

(1)	Class AAA, Series E capital securities are owned by BPY, the company’s parent. The company has an offsetting loan receivable against these securities earning interest at 108% of bank prime

On January 31, 2013, the company redeemed all of the outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233, representing a total redemption price of C$25.1233 per share.

Capital securities includes $523 million (December 31, 2012 – $756 million) repayable in Canadian dollars of C$550 million (December 31, 2012 – C$750 million).

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December. On July 25, 2013 the Board of Directors of the company declared quarterly dividends payable for the Class AAA Series G, H, J and K preferred shares.

NOTE 12: OTHER NON-CURRENT FINANCIAL LIABILITIES

The components of other non-current financial liabilities are as follows:

(Millions)	Jun. 30, 2013	Dec. 31, 2012
Loan payable	$92	$92
Note payable	90	90
Other financial liabilities	172	291
Total other non-current financial liabilities	$354	$473

Included in other financial liabilities are derivative liabilities with a carrying amount of $92 million (December 31, 2012 – $222 million). Refer to Note 21, Financial Instruments.

Included in other non-current financial liabilities at December 31, 2012 are derivative liabilities of $222 million that have been reclassified from accounts payable to conform to the current year’s presentation.

NOTE 13: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities was $812 million at June 30, 2013 (December 31, 2012 – $926 million). Current tax liabilities included in accounts payable amount to $87 million (December 31, 2012 – $177 million).

Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $22 million (December 31, 2012 – $13 million). Refer to Note 21, Financial Instruments.

Brookfield Office Properties	63

NOTE 14: INCOME TAXES

The movements of deferred income tax balances are as follows:

		Recognized in
(Millions)	Dec. 31, 2012	Income	Equity		OCI	Reclassified		Jun. 30, 2013
Deferred tax assets related to non-capital losses and capital losses	$280	$(13)	$	―	$(14)		$1	$254
Deferred tax liabilities related to differences in tax and book basis, net	(1,012)	(131)		―	25		(1)	(1,119)
Net deferred tax liabilities	$(732)	$(144)	$	―	$11	$	―	$(865)

The company and its Canadian subsidiaries have deferred tax assets of $113 million (December 31, 2012 – $115 million) related to non-capital losses that expire over the next 20 years, and $111 million (December 31, 2012– $127 million) related to capital losses that have no expiry. The company’s U.S. subsidiaries have deferred tax assets of $30 million (December 31, 2012 – $38 million) related to net operating losses that expire over the next 20 years.

The major components of income tax expense include the following:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Current tax (recovery) expense	$(58)	$16	$(44)	$33
Deferred tax expense(1)	93	61	142	124
Total income taxes	$35	$77	$98	$157
(1)	Includes $2 million of amortization for the tax benefit recorded in accumulated other comprehensive income (loss) from the settlement of derivatives designated as cash flow hedges for the three and six months ended June 30, 2013 (2012 – nil)

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Income tax expense at the Canadian federal and provincial income tax rate of 26.5% (2012 – 26.5%)	$135	$92	$234	$219
Increase (decrease) in income tax expense due to
Non-deductible preferred share dividends	2	3	5	7
Lower income tax rates in other jurisdictions	(46)	(17)	(76)	(73)
Tax asset derecognized	―	―	―	13
Foreign exchange gains and losses	(1)	―	(2)	―
Change in Canadian tax rate	―	11	―	11
Non-controlling interests in income of flow-through entities	(9)	(12)	(18)	(26)
Valuation allowance	12	―	12	―
Reversal of reserves	(61)	―	(61)	―
Other	3	―	4	6
Total income taxes	$35	$77	$98	$157

The applicable tax rate is the aggregate of the Canadian Federal income tax rate of 15.0% (2012 – 15.0%) and the Provincial income tax rate of 11.5% (2012 – 11.5%).

NOTE 15: EQUITY

(a)	Common Shares

The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	Six months ended	Year ended
	Jun. 30, 2013	Dec. 31, 2012
Common shares issued and outstanding, beginning of period	504,720,629	503,667,579
Shares issued on exercise of options	341,752	1,175,305
Dividend reinvestment	51,906	199,074
Shares repurchased(1)	(11,314)	(321,329)
Common shares issued and outstanding, end of period	505,102,973	504,720,629
(1)	At June 30, 2013, consists of shares repurchased in connection with the company’s restricted stock plan net of shares sold to cover income taxes less dividends received. At December 31, 2012, shares repurchased also consisted of shares repurchased in connection with the company’s normal course issuer bid

Total common share dividends in the three and six months ended June 30, 2013, were $70 million and $141 million, respectively, or $0.14 and $0.28 per share, respectively. On July 25, 2013, the Board of Directors of the company declared common share dividends of $0.14 per share to be paid in the third quarter of 2013.

64	Q2/2013 Interim Report

(b)	Accumulated Other Comprehensive Income (Loss)

As of June 30, 2013, and December 31, 2012, accumulated other comprehensive income consists of the following amounts:

(Millions)	Jun. 30, 2013	Dec. 31, 2012
Foreign currency translation gains (losses) on investments in subsidiaries, net of related hedging activities, net of taxes of $31 million (December 31, 2012 – $32 million), net of non-controlling interest	$(106)	$313
Gains (losses) on derivatives designated as cash flow hedges, net of taxes of $47 million (December 31, 2012 - $78 million)(1)	(144)	(236)
Unrealized gains (losses) on equity securities designated as AFS, net of taxes of nil (December 31, 2012 – nil)	1	(2)
Net change in revaluation surplus, net of taxes of nil (December 31, 2012 – nil)	1	1
Accumulated other comprehensive income (loss)(2)	$(248)	$76
(1)	Includes losses of $13 million (December 31, 2012 - $10 million), which will be reclassified to interest expense over the next 12 months
(2)	Each component of the company’s accumulated other comprehensive income may be reclassified to profit (or loss) in the future

(c)	Earnings per Share

Net income attributable to common shareholders and weighted average common shares outstanding used in determining net income per share are calculated as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Net income from continuing operations	$475	$268	$785	$670
Non-controlling interests	(34)	(44)	(69)	(99)
Preferred share dividends	(20)	(16)	(40)	(33)
Net income from continuing operations available to common shareholders – basic	421	208	676	538
Dilutive effect of conversion of capital securities	8	12	18	26
Net income from continuing operations available to common shareholders – diluted	$429	$220	$694	$564

Net income attributable to shareholders	$441	$217	$716	$569
Preferred share dividends	(20)	(16)	(40)	(33)
Net income available to common shareholders – basic	421	201	676	536
Dilutive effect of conversion of capital securities	8	12	18	26
Net income available to common shareholders – diluted	$429	$213	$694	$562

Weighted average shares outstanding – basic	505.0	503.7	504.9	503.6
Unexercised dilutive options and restricted stock	4.5	4.6	4.3	4.7
Conversion of capital securities	41.7	55.4	41.7	55.4
Weighted average shares outstanding – diluted(1)	551.2	563.7	550.9	563.7
(1)	The calculation of diluted weighted average shares outstanding at June 30, 2013, excludes options for 17 million shares as their inclusion would be anti-dilutive (June 30, 2012 – 14 million)

(d)	Preferred Equity

The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Jun. 30, 2013	Dec. 31, 2012
Class A redeemable voting	14,201,980	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	247
Class AAA Series T	10,000,000	4.60%	250	250
Class AAA Series V	1,805,489	70% of bank prime	25	―
Class AAA Series W	3,816,527	70% of bank prime	55	―
Class AAA Series X	300	30-day BA + 0.4%	66	―
Class AAA Series Y	2,847,711	70% of bank prime	42	―
Class AAA Series Z	800,000	30-day BA + 0.4%	9	―
Total preferred equity			$1,542	$1,345

Brookfield Office Properties	65

On April 30, 2013, the existing preferred shares of BPO Properties Ltd. (“BPP”), a subsidiary of the company, were exchanged for new class AAA preferred shares of the company with substantially the same terms and conditions. The class AAA preferred shares series V, W and Y of the company replaced the series G, J and M preferred shares of BPP and began trading on the Toronto Stock Exchange under the stock symbols “BPO.PR.X”, “BPO.PR.W” and “BPO.PR.Y”, respectively. The new class AAA preferred shares of the company were recorded at fair value upon initial recognition. The difference between the carrying value of the BPP preferred shares, which were previously recognized as non-controlling interests, and the new class AAA preferred shares resulted in an increase to equity.

For the three and six months ended June 30, 2013, the company paid preferred dividends of $20 million and $40 million, respectively, (2012 - $16 million and $33 million). Cumulative preferred dividends are payable, as and when declared by the Board of Directors, quarterly, on the last day of March, June, September and December or the 15th day of February, May, August and November. On July 25, 2013 the Board of Directors of the company declared dividends payable for the Class A, Class AA Series E and Class AAA Series L, N, P, R, T, V, W, X, Y and Z preferred shares.

(e)	Non-Controlling Interests

Non-controlling interests consist of the following:

(Millions)	Jun. 30, 2013		Dec. 31, 2012
Preferred equity – subsidiaries	$	―	$385
Other non-controlling interests		1,171	1,148
Total non-controlling interests		$1,171	$1,533

Preferred Equity – Subsidiaries

Subsidiaries’ preferred shares outstanding as of December 31, 2012 totaled $385 million as follows:

(Millions, except share information)	Shares Outstanding	Preferred Shares Series	Cumulative Dividend Rate	Jun. 30, 2013		Dec. 31, 2012
BPP	1,805,489	Series G	70% of bank prime	$	―	$46
	3,816,527	Series J	70% of bank prime		―	96
	300	Series K	30-day BA + 0.4%		―	151
	2,847,711	Series M	70% of bank prime		―	72
	800,000	Series N	30-day BA + 0.4%		―	20
Total preferred equity – subsidiaries				$	―	$385

Refer to Note 15(d) for discussion of exchange of preferred equity – subsidiaries for Class AAA preferred shares of the company.

Other non-controlling interests

Other non-controlling interests include the amounts of common equity related to non-controlling shareholders’ interests in the company’s subsidiaries. The balances are as follows:

(Millions)	Others’ Equity Ownership	Jun. 30, 2013	Dec. 31, 2012
Units of BOX(1)	16.7%	$488	$512
Limited partnership units of Brookfield Financial Properties L.P.	0.6%	40	38
Units of Brookfield Prime Property Fund(2)	19.5%	47	45
Partnership units of The 100 Bishopsgate Partnership(3)	12.5%	1	2
Members interest in Brookfield Heritage Partners LLC	49.0%	114	105
Interest in 1801 California Street	49.0%	57	33
U.S. Office Fund	15.7%	424	413
Total other non-controlling interests		$1,171	$1,148
(1)	Canadian dollar denominated
(2)	Australian dollar denominated
(3)	British pound denominated

66	Q2/2013 Interim Report

NOTE 16: REVENUE AND Expenses

(a)	Commercial property revenue

The following represents an analysis of the nature of the revenue included in commercial property revenue:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Rental revenue	$556	$522	$1,106	$1,015
Recurring fee income	13	13	28	26
Lease termination, fee and other income	―	14	1	16
Total commercial property revenue	$569	$549	$1,135	$1,057

(b)	Expenses

The following represents an analysis of the nature of the expenses included in direct commercial property expense, interest expense, and administrative expense:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Interest expense	$163	$164	$329	$316
Property maintenance	111	101	214	187
Real estate taxes	86	81	169	164
Employee benefits	40	46	85	91
Ground rents	7	7	14	14
Depreciation and amortization	5	4	10	7
Other	32	9	48	21
Total expenses	$444	$412	$869	$800

(c)	Interest and other income

The components of interest and other income are as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Interest income on loans receivable from BAM	$2	$1	$4	$2
Interest income on residential note receivable from Brookfield Residential Properties Inc.	―	8	―	16
Interest income on participating loan interests with subsidiaries of BAM	10	7	19	14
Interest and other income on loans receivable designated as fair value through profit and loss (“FVTPL”)	―	1	―	5
Other interest income	1	2	4	4
Other income(1)	11	1	37	1
Total interest and other income	$24	$20	$64	$42
(1)	Includes gain from amendment of mortgage terms for the six months ended June 30, 2013. Refer to Note 10, Commercial Property Debt

NOTE 17: FAIR VALUE GAINS (LOSSES), NET

The components of fair value gains (losses), net are as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Investment properties
Commercial properties	$204	$164	$366	$455
Development properties	76	(12)	76	(9)
	280	152	442	446
Financial instruments
Participating loan interests	14	(1)	23	―
Other financial instruments designated as FVTPL	(2)	16	(2)	14
	12	15	21	14
Total fair value gains (losses), net	$292	$167	$463	$460

NOTE 18: SHARE OF NET EARNINGS FROM EQUITY ACCOUNTED INVESTMENTS

The components of share of net earnings of equity accounted investments are as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Joint ventures	$67	$19	$86	$65
Associates	2	2	4	3
Total share of net earnings from equity accounted investments	$69	$21	$90	$68

Brookfield Office Properties	67

NOTE 19: SHARE-BASED COMPENSATION

Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date.

During the three months ended March 31, 2013, the company granted 2,540,100 stock options (2012 – 2,416,000) under the Share Option Plan with an exercise price of $16.71 per share (2012 – $17.84 per share), which was equal to the five-day volume weighted average price of a share on the New York Stock Exchange for the five business days preceding the effective grant date of February 13, 2013. At the grant date, the options each had a fair value of $3.54 per share (2011 – $3.63 per share) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 38.84% volatility (2011 – 38.72%), a weighted average dividend yield of 3.35% (2011 – 2.50%) and a risk free interest rate of 1.47% (2011 – 1.35%). The expected volatility is based on historical volatility over a period of time corresponding to the expected term. The resulting total compensation of $9 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares. In addition, during the three months ended June 30, 2012, the company granted 1,500,000 stock options, under the Share Option Plan with an exercise price of $18.54 per share which was equal to the closing price on the New York Stock Exchange on the last trading day preceding the grant date of May 3, 2012. At the grant date, the options each had a fair value of $4.06 per share determined using the Black-Scholes model of valuation, assuming a 9.7-year term, 38.78% volatility, a weighted average dividend yield of 1.50% and a risk free interest rate of 1.38%.

At June 30, 2013, the company had 1,395,275 deferred share units outstanding and vested (December 31, 2012 – 1,356,410).

During the three months ended March 31, 2013, 29,923 (2012 – 56,646) shares were granted under the restricted stock plan with a grant date fair value of $16.70 per share (2012 – $17.65 per share).

During the three months ended March 31, 2013, 99,500 (2012 – 111,500) shares were granted under the management global share option plan with an exercise price of $16.71 per share (2012 – $15.64 per share).

Employee compensation expense related to the share option, deferred share unit, restricted stock and management global share option plans for the three and six months ended June 30, 2013, was $3 million and $5 million, respectively (2012– $2 million and $4 million).

NOTE 20: GUARANTEES, CONTINGENCIES AND OTHER

In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $58 million (A$63 million), is being pursued against one of the company’s subsidiaries related to security on a defaulted loan. As of June 30, 2013, the final determinable cash outflow related to the litigation being pursued against the company is uncertain but could be up to the judgment amount plus interest in the event the company is completely unsuccessful in defending the claims. During the first quarter, a leave to appeal $43 million (A$47 million) of the judgment amount was granted, on the question of the propriety of the principal and interest calculations determined by the Court of Appeal. During the current quarter, the company accrued an additional A$14 million with respect to this litigation.

The company, through its 50% interest in London Wall Place LP, has a £14 million commitment to the City of London related to the acquisition of London Wall Place at June 30, 2013.

68	Q2/2013 Interim Report

NOTE 21: FINANCIAL INSTRUMENTS

(a)	Derivatives and hedging activities

Interest rate hedging

The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at June 30, 2013, and December 31, 2012:

(Millions)	Hedging Item	Notional		Rates	Maturity Dates	Fair Value
Jun. 30, 2013	Interest rate caps of US$ LIBOR debt		$1,203	3.8% to 5.0%	Aug 2013 to Jun 2015	nil
	Interest rate swaps of US$ LIBOR debt		$853	0.6% to 5.7%	Jul 2013 to Jun 2016	$(9)
	Interest rate swaps of £ LIBOR debt		£134	1.1%	Sep 2017	nil
	Interest rate swaps of A$ BBSW/BBSY debt	A$	1,050	3.5% to 5.9%	Jan 2014 to Jul 2017	(A$52)
	Interest rate swaps on forecasted fixed rate debt		$1,005	2.3% to 4.7%	Jun 2024 to May 2025	$(64)
	Interest rate swaps on forecasted fixed rate debt	C$	300	2.6% to 3.4%	Nov 2023 to Dec 2024	C$10
Dec. 31, 2012	Interest rate caps of US$ LIBOR debt		$1,138	3.8% to 5.5%	Jan 2013 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt		$929	0.6% to 5.7%	Jul 2013 to Jun 2016	$(13)
	Interest rate swaps of £ LIBOR debt		£134	1.1%	Sep 2017	£(2)
	Interest rate swaps of A$ BBSW/BBSY debt	A$	1,045	3.5% to 5.9%	Jan 2014 to Jul 2017	(A$66)
	Interest rate swaps on forecasted fixed rate debt		$1,075	2.1% to 4.7%	Jun 2023 to May 2025	$(143)
	Interest rate swaps on forecasted fixed rate debt	C$	300	2.6% to 3.4%	Nov 2023 to Dec 2024	(C$7)

For the three and six months ended June 30, 2013 and 2012, the amount of hedge ineffectiveness recorded in earnings in connection with the company’s interest rate hedging activities was not significant.

Foreign currency hedging

The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at June 30, 2013, and December 31, 2012:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Jun. 30, 2013	―	―	―	―	―	―	―
Dec. 31, 2012	Foreign currency forward	British pounds	£45	£0.62/US$	nil	Mar 2013	GBP denominated net investment

In addition, as of June 30, 2013, the company had designated C$900 million (December 31, 2012 – C$1,100 million) of its Canadian dollar financial liabilities as hedges of the net investment in its Canadian operations.

For the three and six months ended June 30, 2013 and 2012, the amount of hedge ineffectiveness recorded in earnings in connection with the company’s foreign currency hedging activities was not significant.

Other derivatives

The following table provides details of other derivatives outstanding as at June 30, 2013, and December 31, 2012:

(Millions)	Derivative Type	Fair Value	Fair Value (Gain)/Loss	Classification of Gain/Loss
Jun. 30, 2013	Total return swap(1)	―	$(1)	Administrative expense
Dec. 31, 2012	Total return swap(1)	$1	$(1)	Administrative expense
(1)	Relates to the total return swap on the company’s shares in connection with its Deferred Share Unit Plans

Brookfield Office Properties	69

(b)	Fair value of financial instruments

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

The carrying value and fair values of the company’s financial instruments are summarized in the following table:

	Jun. 30, 2013						Dec. 31, 2012
			Loans & Receivables
	FVTPL	AFS	Other Liabilities		Total		Total
	Fair	Fair	Fair	Amortized	Carrying	Fair	Carrying	Fair
(Millions) Measurement Basis	Value	Value	Value	Cost	Value	Value	Value	Value
Financial assets
Participating loan interests	$61	$—	$529	$529	$590	$590	$628	$628
Non-current financial assets
Equity securities designated as AFS	—	108	—	—	108	108	105	105
Other loans receivable	—	—	92	92	92	92	104	104
Receivables and other assets
Accounts receivable	—	—	239	239	239	239	195	195
Loan receivable from affiliate	—	—	—	—	—	—	75	75
Restricted cash and deposits	—	—	86	86	86	86	103	103
Cash and equivalents	—	—	454	454	454	454	362	362
	$61	$108	$1,400	$1,400	$1,569	$1,569	$1,572	$1,572
Financial liabilities
Commercial property debt(1)	$—	$—	$12,034	$11,614	$11,614	$12,034	$11,512	$12,057
Capital securities – corporate	—	—	655	633	633	655	866	890
Other non-current financial liabilities
Loan payable	—	—	92	92	92	92	92	92
Note payable	—	—	90	90	90	90	90	90
Other loans payable	92	—	80	80	172	172	291	291
Accounts payable and accrued liabilities	22	—	622	622	644	644	616	616
	$114	$—	$13,573	$13,131	$13,245	$13,687	$13,467	$14,036

(1)	Includes debt associated with assets held for sale

(c)	Fair value hierarchy

The company values assets and liabilities carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the company maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

The following table outlines assets and liabilities measured at fair value in the condensed consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Jun. 30, 2013			Dec. 31, 2012
(Millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Participating loan interests – embedded derivative	$—	$—	$61	$—	$—	$48
Equity securities designated as AFS	—	—	108	—	—	105
Liabilities
Commercial property debt – embedded derivative	—	—	—	—	—	54
Derivative liabilities	—	114	—	—	235	—

There have been no transfers during the period between levels. A reconciliation of fair value measurements of financial instruments in Level 3 is set out below:

	Six months ended
	Jun. 30, 2013
(Millions)	Assets	Liabilities
Balance, beginning of period	$153		$54
Dispositions	―		(54)
Fair value gains (losses)	16		―
Balance, end of period	$169	$	―

70	Q2/2013 Interim Report

NOTE 22: RELATED PARTIES

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at exchange value. The following table summarizes transactions and balances with BAM and its subsidiaries:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Transactions with related parties
Commercial property revenue(1)	$2	$3	$4	$5
Interest and other income	12	17	23	37
Interest expense on commercial property debt	3	6	7	13
Management fees paid	2	—	4	—
Administrative expense(2)	13	13	25	23

	Jun. 30, 2013	Dec. 31, 2012
Balances outstanding to (from) related parties
Participating loan interests	$590	$628
Other non-current financial assets	92	104
Receivables and other assets	47	115
Commercial property debt	(172)	(229)

(1)	Amounts received from BAM and its subsidiaries for the rental of office premises
(2)	Amounts paid to BAM and its subsidiaries for administrative services

Refer to Note 3, Investment Properties, for construction and related costs paid to a subsidiary of BAM pursuant to contracts to construct investment properties. During the second quarter of 2013, the company entered into a contract to construct an investment property in Perth with a subsidiary of BAM.

Refer to Note 5, Investments in Associates, for the sale of a portion of the company’s ownership interest in an associate to a subsidiary of BPY as well as an associate that was restructured, with a subsidiary of BAM acquiring an ownership interest.

NOTE 23: OTHER INFORMATION

(a)	Supplemental cashflow information

	Six months ended Jun. 30
(Millions)	2013	2012
Acquisitions of real estate	$86	$407
Mortgages and other balances assumed on acquisition	—	—
Net acquisitions	$86	$407
Dispositions of real estate	$137	$149
Mortgages and other balances assumed by purchasers	—	(36)
Net dispositions	$137	$113

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2013	2012	2013	2012
Cash taxes paid	$23	$7	$40	$38
Cash interest paid (excluding dividends on capital securities)	131	200	269	309

(b)              During the three and six months ended June 30, 2013, interest expense included $6 million and $11 million, respectively (2012 – $4 million and $8 million) relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities which has been recognized in interest expense using the effective interest method.

NOTE 24: SUBSEQUENT EVENTS

A 50% interest in the residential portion of Principal Place, a development in London, was sold to Concord Pacific, a leading international residential specialist, for £21 million subsequent to the second quarter of 2013.

Landmark Square in Los Angeles was sold for approximately $136 million, resulting in net proceeds of approximately $61 million, subsequent to second quarter 2013.

Brookfield Office Properties	71

NOTE 25: SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States, Canada, Australia and the United Kingdom within the commercial property business.

In the third quarter of 2012, the company acquired a portfolio of investment properties in the United Kingdom and established a platform to manage its investment in that market. This investment was previously managed out of the platform in the United States. The company has presented segment information for the United Kingdom segment beginning in the third quarter of 2012 and has revised its segment presentation for the comparative period consistent with its current segment composition as required by IFRS 8, “Operating Segments.”

The company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The company uses commercial property net operating income as a measure of operating performance and funds from operations, a widely used measure in analyzing the performance of real estate, as a measure of segment profit (or loss). The company defines commercial property net operating income as revenue from commercial property operations less direct commercial property expense. The company’s definition of funds from operations includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of funds from operations such as the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment to reflect our interest in unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, the company also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a real estate investment trust. The following summary presents segmented financial information for the company’s principal areas of business:

	United States		Canada		Australia		United Kingdom		Total
(Millions)	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
Six months ended	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Commercial property revenue	$692	$667	$279	$272	$153	$118	$11	$—	$1,135	$1,057
Direct commercial property expense	(285)	(264)	(115)	(112)	(34)	(27)	(8)	—	(442)	(403)
Commercial property net operating income	407	403	164	160	119	91	3	—	693	654
Interest and other income	41	6	2	17	19	20	2	(1)	64	42
Interest expense(1)	(199)	(197)	(71)	(77)	(58)	(42)	(1)	—	(329)	(316)
Administrative expense(2)	(45)	(44)	(35)	(31)	(17)	(6)	(1)	—	(98)	(81)
Other	(7)	—	1	—	1	—	1	—	(4)	—
Funds from operations of equity accounted investments	34	39	3	3	12	8	1	2	50	52
Funds from discontinued operations	—	10	—	—	—	—	—	—	—	10
Non-controlling interests in funds from operations	(12)	(22)	(12)	(12)	(1)	(2)	—	—	(25)	(36)
Funds from operations	219	195	52	60	75	69	5	1	351	325
Fair value gains	242	177	60	212	135	70	26	1	463	460
Fair value gains (losses) of equity accounted investments	27	27	—	—	7	(11)	6	—	40	16
Other	5	1	(1)	—	(5)	—	(1)	(1)	(2)	—
Income taxes	9	(27)	(39)	(95)	(62)	(35)	—	—	(92)	(157)
Funds from discontinued operations	—	(10)	—	—	—	—	—	—	—	(10)
Non-controlling interests in funds from operations	12	22	12	12	1	2	—	—	25	36
Income from continuing operations	514	385	84	189	151	95	36	1	785	670
Income (loss) from discontinued operations	—	(2)	—	—	—	—	—	—	—	(2)
Net income	514	383	84	189	151	95	36	1	785	668
Net income attributable to non-controlling interests	47	47	15	51	7	1	—	—	69	99
Net income attributable to shareholders	$467	$336	$69	$138	$144	$94	$36	$1	$716	$569
(1)	Includes allocation of interest expense on corporate debt and capital securities of $7 million to United States and $26 million to Canada for six months ended June 30, 2013 (2012 - $10 million to United States and $29 million to Canada)
(2)	Includes allocation of corporate-level administrative expenses of $9 million to United States, $5 million to Canada and $10 million to Australia for the six months ended June 30, 2013 (2012 - $10 million to United States, $3 million to Canada and nil to Australia)

	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,
(Millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Total assets	$16,824	$16,534	$5,458	$5,513	$4,117	$4,524	$1,142	$908	$27,541	$27,479
Total liabilities	$8,486	$8,417	$3,704	$3,753	$1,803	$2,009	$349	$336	$14,342	$14,515

(Millions)	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
Six months ended	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Total commercial property net operating income(1)	$464	$460	$167	$163	$157	$129	$3	$—	$791	$752

(1)	Includes commercial property net operating income of equity accounted investments of $57 million, $3 million, $38 million and nil in the United States, Canada, Australia and the United Kingdom commercial operations, respectively, for the six months ended June 30, 2013 (2012 - $57 million, $3 million, $38 million and nil, respectively)

72	Q2/2013 Interim Report

NOTE 26: APPROVAL OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated financial statements were approved by the board of directors and authorized for issue on July 25, 2013.

Brookfield Office Properties	73

Shareholder Information

STOCK EXCHANGE LISTINGS

	Outstanding at June 30, 2013	Symbol	Stock Exchange
Common Shares	505,102,973	BPO	New York/Toronto
Class A Preferred Shares
Series A	4,612,495	Not listed	―
Series B	9,589,485	Not listed	―
Class AA Preferred Shares
Series E	2,000,000	Not listed	―
Class AAA Preferred Shares
Series E	8,000,000	Not listed	―
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto
Series L	11,500,000	BPO.PR.L	Toronto
Series N	11,000,000	BPO.PR.N	Toronto
Series P	12,000,000	BPO.PR.P	Toronto
Series R	10,000,000	BPO.PR.R	Toronto
Series T	10,000,000	BPO.PR.T	Toronto
Series V	1,805,489	BPO.PR.X	Toronto
Series W	3,816,527	BPO.PR.W	Toronto
Series X	300	Not listed	―
Series Y	2,847,711	BPO.PR.Y	Toronto
Series Z	800,000	Not listed	―

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date
Common Shares(2)	First day of March, June, September and December	Last day of March, June, September and December
Class AAA Preferred Shares Series G, H, J, K, L, N, P, R and T	15th day of March, June, September and December	Last day of March, June, September and December
Class AAA Preferred Shares Series V,W and Y	Last day of January, April, July and October	15th day of February, May, August and November

(1)	All dividends are subject to declaration by the company’s Board of Directors
(2)	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise

FIVE-YEAR COMMON SHARE DIVIDEND HISTORY

(U.S. Dollars)	2009	2010	2011	2012	2013
March 31	$0.14	$0.14	$0.14	$0.14	$0.14
June 30	0.14	0.14	0.14	0.14	0.14
September 30	0.14	0.14	0.14	0.14	0.14
December 31	0.14	0.14	0.14	0.14

74	Q2/2013 Interim Report

Corporate Information

CORPORATE PROFILE

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 111 properties totaling 81 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO.

BROOKFIELD office PROPERTIES

Brookfield Place	Brookfield Place
250 Vesey Street	181 Bay Street
New York, New York 10281	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7214	Fax: (416) 369-2301

www.brookfieldofficeproperties.com

SHAREHOLDER INQUIRIES

Brookfield Office Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matt Cherry, Director, Investor Relations and Communications at (212) 417-7488 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results can be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at bryan.davis@brookfield.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent, CIBC Mellon Trust Company, as listed below.

CIBC MELLON TRUST COMPANY

By mail:	P.O. Box 700
Station B
Montreal, Quebec, H3B 3K3

By courier:	2001 University Street
Suite 1600
Montreal, Quebec, H3A 2A6

Tel:	(416) 682-3860; (800) 387-0825
Fax:	(888) 249-6189
E-mail:	inquiries@canstockta.com
Web site:	www.canstockta.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Office Properties maintains a website, brookfieldofficeproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.

Brookfield Office Properties	75

www.brookfieldofficeproperties.com